UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

MIRAMAR MINING CORPORATION
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

NEWMONT MINING CORPORATION
NEWMONT MINING B.C. LIMITED
(Bidder)

Common Shares
(Title of Class of Securities)

60466E100
(CUSIP Number of Class Securities)

Sharon E. Thomas
Vice President and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203
(303) 863-7414

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

With copies to:

Jonathan Lampe, Esq.	David A. Katz, Esq.
Goodmans LLP	Wachtell, Lipton, Rosen & Katz
250 Yonge Street	51 West 52nd St.
Suite 2400, Box 24	New York, NY 10019
Toronto, Ontario M5B 2M6
(416) 979-2211	(212) 403-1000

November 1, 2007
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$ 219,024,893	$ 6,724.06

*  For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company’s common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company’s shares in the United States, is calculated as follows:  the product of (x) 33,410,223, the number of subject company common shares estimated to be held by shareholders in the United States as of October 30, 2007, (y) CAD$6.25, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 1.0489, the inverse of the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on October 30, 2007.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,724.06	Form or Registration No:	005-49693

Filing Party:	Newmont Mining Corporation

Form:	SC14D-1F	Date Filed:	October 31, 2007

PART I – INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Offer to Purchase and Circular, dated October 31, 2007, as well as the related Letter of Transmittal and Notice of Guaranteed Delivery.

Item 2.	Informational Legends

See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase.

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This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

October 31, 2007

Newmont Mining B.C. Limited

a wholly-owned indirect subsidiary of

NEWMONT MINING CORPORATION

OFFER TO PURCHASE

all the outstanding common shares of

MIRAMAR MINING CORPORATION

on the basis of

Cdn.$6.25 in cash for each common share

Newmont Mining B.C. Limited (the “Offeror”), a wholly-owned indirect subsidiary of Newmont Mining Corporation (“Newmont”), hereby offers (the “Offer”) to purchase at a price of Cdn.$6.25 cash per common share all of the issued and outstanding common shares (the “Common Shares”) of Miramar Mining Corporation (“Miramar”), other than any Common Shares owned directly or indirectly by Newmont, and including Common Shares that become issued and outstanding after the date of this Offer but before the Expiry Time (as defined below) upon the exercise of Options (as defined below).

The Offer is open for acceptance until 5:00 p.m. (Toronto time) December 6, 2007 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The board of directors of Miramar, after consultation with its legal and financial advisors, and upon receipt of fairness opinions from both BMO Capital Markets and Paradigm Capital, has UNANIMOUSLY APPROVED the Offer, UNANIMOUSLY DETERMINED that the Offer is fair, from a financial point of view, to the Miramar Shareholders and is in the best interests of Miramar. The board of directors of Miramar UNANIMOUSLY RECOMMENDS that Miramar Shareholders ACCEPT the Offer. All of the directors and senior officers of Miramar have entered into written agreements with the Offeror to accept the Offer and tender their Common Shares to the Offer.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “MAE”, and the American Stock Exchange (“AMEX”) under the symbol “MNG”.

The Offer represents a premium of 20% over the closing price of Cdn.$5.19 per Common Share on the TSX on October 5, 2007, the last trading day prior to the announcement of the Support Agreement (as defined below), and a premium of 29% over the volume weighted average price of the Common Shares on the TSX over the 20 trading days preceding announcement of the Support Agreement (as defined below).

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, at least 66 2/3 % of the Common Shares then outstanding (calculated on a fully-diluted basis, as calculated herein). This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to Laws (as defined herein), the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or before the Expiry Time.

The Dealer Managers for the Offer are:

In Canada	In the United States
Genuity Capital Markets	Genuity Capital Markets USA Corp.

The Offer is made only for the Common Shares and is not for any Options. Any holder of Options who wishes to accept the Offer must exercise the Options in accordance with their terms in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the terms of the Offer. See Section 5 of the Circular – “Description of Support Agreement – Outstanding Options.”

Newmont, the Offeror and Miramar have entered into a support agreement dated October 8, 2007 (the “Support Agreement”), pursuant to which the Offeror has agreed to make the Offer, Miramar has agreed to support and recommend the Offer, and Newmont has agreed to guarantee the obligations of the Offeror, all subject to the conditions set forth therein. The Offeror also has entered into a lock-up agreement dated October 8, 2007 (each a “Lock-Up Agreement” and collectively, the “Lock-Up Agreements”) with each of the directors and senior officers of Miramar (collectively, the “Supporting Directors and Officers”), pursuant to which the Supporting Directors and Officers have irrevocably agreed to accept the Offer, to deposit or cause to be deposited under the Offer and to not withdraw, subject to certain exceptions, (i) all of the Common Shares that they own or over which they exercise direction or control and (ii) all of the Common Shares that may become owned or over which direction or control may thereafter be obtained. The Supporting Directors and Officers also have agreed to exercise or conditionally exercise all of the Options and to deposit under the Offer and to not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options or surrender such Options in consideration of a payment of the in-the-money amount if such Options are not exercised. The number of Common Shares beneficially owned by the Supporting Directors and Officers and subject to the Lock-Up Agreements is an aggregate of 6,107,289 Common Shares (including 4,164,539 Common Shares that may be acquired pursuant to outstanding Options), which represent approximately 2.71% of the outstanding Common Shares (calculated on a fully-diluted basis). See Section 6 of the Circular – “Description of Lock-Up Agreements”.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Computershare Investor Services Inc. (the “Depositary”) at its offices set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders whose Common Shares are registered in the name of CDS may accept the Offer by following the procedures for book entry transfer of Common Shares set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book Entry Transfer” or Shareholders whose certificates for Common Shares are not immediately available, may follow the procedures for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on green paper).

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact immediately that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a Soliciting Dealer to accept the Offer.

Questions and requests for assistance may be directed to the information agent for the Offer, MacKenzie Partners, Inc. (the “Information Agent”) or to Genuity Capital Markets (the “Canadian Dealer Manager”) or in the United States to Genuity Capital Markets USA Corp. (the “U.S. Dealer Manager” and, together with the Canadian Dealer Manager, the “Dealer Managers”). Their contact details are provided on the back cover of this document. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent or the Dealer Managers and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact immediately that nominee for assistance if they wish to accept the Offer.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Newmont, the Dealer Managers, the Information Agent or the Depositary.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer. The Offer and Circular are subject to and have been prepared in accordance with applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and Miramar are incorporated under the laws of the Province of British Columbia, that Miramar’s officers and directors reside outside the United States, that the Canadian Dealer Manager and some of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of the Offeror and Miramar and the other above-mentioned persons are located outside the United States.

Shareholders in the United States should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or may make purchases of Common Shares or of Miramar’s related securities during the period of the Offer, as permitted by applicable U.S. securities laws, including any exemptions granted to the Offeror therefrom, and by applicable Canadian laws or provincial laws or regulations.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for the Common Shares and is not made for any Options. Any holder of such Options who wishes to accept the Offer must exercise the Options in accordance with their terms in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the terms of the Offer.

Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificate(s) representing the Common Shares received on such exercise available for deposit prior to the Expiry Time, or sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Miramar has agreed in the Support Agreement to: (i) permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise or surrender such Options, including, if permitted by the Exchanges, by causing the vesting thereof to be accelerated, by way of cashless exercise, which exercise may be conditional upon the Offeror taking up and paying for Common Shares under the Offer; and (ii) cause each outstanding Option that has not been exercised (including any conditional exercise as contemplated in (i) above) to be terminated, upon the take-up and payment by the Offeror pursuant to the Offer of such number of Common Shares that satisfies the Minimum Tender Condition.

The Canadian and United States tax consequences to holders of Options of exercising their Options are not described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, nor in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options.

i

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. On October 30, 2007, the Bank of Canada noon rate of exchange for the Canadian dollar, expressed in U.S. dollars was Canadian $1.00 = United States $1.05.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in the accompanying Circular under Section 8, “Purpose of the Offer and Plans for Miramar”, Section 10, “Source of Funds” and Section 16, “Acquisition of Common Shares not Deposited”, in addition to certain statements contained elsewhere in the Offer and Circular, are “forward-looking statements” and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Offeror and Newmont to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror and/or Newmont include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the Offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Miramar’s operations and programs with those of Newmont, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to the integration of Miramar into Newmont, disruptions in business operations due to reorganization activities and interest rate and foreign currency fluctuations. Neither the Offeror nor Newmont, nor any of its associates or respective directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. Such forward-looking statements therefore should be construed in light of such factors and you are cautioned not to place undue reliance on these forward-looking statements.

Other than in accordance with its legal or regulatory obligations, neither the Offeror nor Newmont is under any obligation, and each of them expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

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SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this Summary, where not otherwise defined herein, are defined in the Offer and Circular, including the accompanying Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Miramar contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror and Newmont have no knowledge that would indicate that any statements contained herein relating to Miramar taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, Newmont, nor any of their officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Miramar taken from or based upon such documents and records, or for any failure by Miramar to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror or Newmont. Unless otherwise indicated, information concerning Miramar is given as of December 31, 2006.

The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, other than any Common Shares owned directly or indirectly by Newmont, and including Common Shares that may become issued and outstanding after the date of this Offer but before the Expiry Time upon the exercise of any Options, at a price of Cdn.$6.25 cash per Common Share.

The Offer is made only for Common Shares and is not made for Options. Any holder of Options who wishes to accept the Offer must exercise the Options in order to obtain certificates representing Common Shares and deposit those Common Shares on a timely basis under the Offer. See “Notice to Holders of Options”.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

The Offeror and Newmont

The Offeror was incorporated under the laws of the Province of British Columbia on October 5, 2007 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, Canada V6C 2G8. All of the issued and outstanding shares of the Offeror are held by Newmont Mining Corporation of Canada Limited (“NMCCL”). Newmont owns indirectly all of the issued and outstanding common shares of NMCCL. NMCCL was incorporated under the federal laws of Canada on October 5, 1982, and its principal address is at Suite 1900, Box 2005, 20 Eglinton Avenue West, Toronto, Ontario M4R 1K8.

Newmont is one of the world’s leading gold producers with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana, Bolivia, New Zealand and Mexico. Newmont employs approximately 15,000 people worldwide, and as of December 31, 2006, Newmont had proven and probable gold reserves of 93.9 million equity ounces and an aggregate land position of approximately 115,200 square kilometers. Newmont is also engaged in the production of copper, principally through its Batu Hijau operation in Indonesia. Newmont’s original predecessor corporation was incorporated in 1921 under the laws of Delaware and its shares have been publicly traded on the New York Stock Exchange since 1925. Newmont’s corporate headquarters are located at 1700 Lincoln Street, Denver, Colorado 80203.

Miramar

Miramar is a corporation existing under the laws of the Province of British Columbia, and was incorporated (under its predecessor name Miramar Energy Corporation) on January 11, 1983. Miramar, together with its subsidiaries, is engaged in the exploration and development of gold bearing mineral properties. Miramar’s business is focused in northern Canada in Nunavut and the Northwest Territories. The Common Shares are listed on the TSX under the symbol “MAE” and the AMEX under the symbol “MNG”. Miramar’s registered office is at 2300 – 1055

Dunsmuir Street, Vancouver, British Columbia V7X 1J1 and its corporate headquarters are located at 300 – 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1.

Fairness Opinions

BMO Capital Markets and Paradigm Capital have each provided a written opinion (collectively, the “Fairness Opinions”) to the board of directors of Miramar (the “Miramar Board”), in which each has determined that, as of the date of such opinions and subject to the assumptions, limitations and explanations contained therein, the consideration to be offered to Shareholders pursuant to the Offer was fair, from a financial point of view, to such Shareholders. Shareholders are urged to read the Fairness Opinions, included as Schedules A and B to the Directors’ Circular (as defined herein), in their entirety.

Recommendation of Miramar Board

Miramar has announced that the Miramar Board, after consultation with its legal and financial advisors, and upon receipt of the Fairness Opinions, has, by unanimous resolution (i) approved the Offer and the Support Agreement; (ii) unanimously determined that the consideration to be received under the Offer is fair, from a financial point of view, to the Miramar Shareholders and that the Offer is in the best interests of Miramar; and (iii) recommended that Miramar Shareholders accept the Offer.

Support Agreement

On October 8, 2007, the Offeror, Newmont and Miramar entered into the Support Agreement, pursuant to which the Offeror has agreed to make the Offer, Miramar has agreed to support the Offer, and Newmont has agreed to guarantee the obligations of the Offeror, all subject to the conditions set forth therein. The Support Agreement also sets out among other things, covenants of Miramar relating to the conduct of its business pending the completion of the Offer, covenants of Miramar not to solicit any Acquisition Proposals (as defined herein), provided that the Miramar Board may consider and accept a Superior Proposal (as defined below), representations and warranties of Miramar and the Offeror and provisions relating to the payment of a fee to the Offeror in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 5 of the Circular, “Description of Support Agreement”.

Supporting Directors and Officers

In connection with the Offer, the Supporting Directors and Officers entered into the Lock-Up Agreements with the Offeror, pursuant to which the Supporting Directors and Officers agreed to tender all of their Common Shares to the Offer, including those issued upon the exercise of the Options, subject to certain exceptions, representing approximately 6,107,289 Common Shares (including 4,164,539 Common Shares that may be acquired pursuant to outstanding Options), which represent approximately 2.71% of the outstanding Common Shares (calculated based on a fully-diluted basis). See Section 6 of the Circular – “Description of Lock-Up Agreements”.

Reasons to Accept the Offer

Shareholders should consider the following factors in making their decision to accept the Offer:

•                  Attractive Premium – The Offer is an all cash offer that represents a 20% premium to the closing price of the Common Shares on the TSX on October 5, 2007, the last trading day prior to the announcement of the Support Agreement, and represents a 29% premium to the volume weighted average price of the Common Shares over the 20 trading days on the TSX preceding the announcement of the Support Agreement.

•                  Fully Financed Cash Offer – The form of consideration offered by the Offeror is all cash, and the Offeror has committed funding for its Offer.

•                  Fairness Opinions – The Miramar Board has received the Fairness Opinions from both BMO Capital Markets and Paradigm Capital that as of the date of the Fairness Opinions and subject to the assumptions, limitations and explanations contained therein, the Offer was fair, from a financial point of view, to Miramar Shareholders.

•                  Full and Fair Value Based on Historical Knowledge and Due Diligence – Based on Newmont’s historic investment in, understanding and knowledge of the Hope Bay project, and the additional detailed technical, financial and legal due diligence it conducted prior to making the Offer, the Offer represents full and fair value that takes into consideration, among other things, the upside associated with Miramar’s assets, the various risks and opportunities associated with integration of Miramar’s assets, and the commodity markets outlook.

•                  Unanimous Recommendation of Miramar Board – The Miramar Board has unanimously approved and recommended that Miramar Shareholders accept the Offer.

•                  Acceptance by Supporting Directors and Officers – All of the directors and senior officers of Miramar have entered into Lock-Up Agreements pursuant to which they have agreed to deposit all of their Common Shares under the Offer, including those issued upon the exercise of their Options.

•                  Reduction of Risks Associated with Hope Bay Project – The Offer and the assumption of ownership of Miramar by Newmont provides Miramar Shareholders with certainty of value and liquidity, and reduces some of the execution risk associated with the significant capital expenditure and technical requirements needed to bring the Hope Bay project into production.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 6, 2007, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the Offeror. The Offeror may, in its sole discretion but subject to Laws, extend the Expiry Time, as described under Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate(s) representing the Shareholder’s Common Shares, together with a properly completed and executed Letter of Transmittal (printed on yellow paper) or a manually executed facsimile thereof at or prior to the Expiry Time at the offices of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to deposit its Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares is (are) not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario or Vancouver, British Columbia at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its offices in Toronto, Ontario or Vancouver, British Columbia at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders should contact the Dealer Managers, the Information Agent, or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn such number of Common Shares that, together with the Common Shares owned by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares (calculated on a fully-diluted basis). See Section 4 of the Offer, “Conditions of the Offer”.

Take-Up and Payment for Deposited Common Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than three business days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, but in any event not later than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up under the Offer will be taken up and paid for not later than ten days after such deposit. See Section 6 of the Offer, “Take-Up and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

Purpose of the Offer and Plans Regarding the Acquisition of Common Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Common Shares. If the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror intends to complete a Compulsory Acquisition (as defined below) or Subsequent Acquisition Transaction (as defined below), if available, to acquire all the outstanding Common Shares not deposited under the Offer. If such Compulsory Acquisition or Subsequent Acquisition Transaction is not available or is not exercised, the Offeror intends to pursue other available means of acquiring the remaining Common Shares not deposited under the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 8 of the Circular, “Purpose of the Offer and Plans for Miramar”, and Section 16 of the Circular, “Acquisition of Common Shares not Deposited”.

Certain Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options and holders of other securities convertible or exchangeable into Common Shares, if any, should consult their own tax advisors having regard to their own personal circumstances.

Certain United States Federal Income Tax Considerations

Subject to the discussion below under the heading “Passive Foreign Investment Companies”, a Shareholder who is a U.S. resident and who sells Common Shares in the Offer generally will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder’s adjusted tax basis in the Common Shares sold in the Offer. If the Common Shares sold constitute capital assets in the hands of the U.S. Shareholder, the gain or loss will be a capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Common Shares were held for more than one year.

The foregoing is a very brief summary of certain United States federal income tax consequences. See Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”, for a summary of the principal United States federal income tax considerations generally applicable to U.S. Shareholders.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their own personal circumstances.

Depositary and Information Agent

The Offeror has engaged Computershare Investor Services Inc. to act as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the offices specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. See Section 21 of the Circular, “Depositary”.

The Offeror has also retained MacKenzie Partners, Inc. to act as Information Agent to provide a resource for information for Shareholders in connection with the Offer. Computershare Investor Services Inc., in its capacity as Depositary and MacKenzie Partners, Inc., in its capacity as Information Agent, will each receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Financial Advisors and Dealer Managers

Newmont has retained Genuity Capital Markets to act as its financial advisor with respect to the Offer.

The Offeror has engaged the services of Genuity Capital Markets as dealer manager in Canada to assist the Offeror in connection with the Offer in Canada and Genuity Capital Markets USA Corp. to act as dealer manager in the United States in connection with the Offer in the United States. The Canadian Dealer Manager has undertaken to form a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer from persons resident in Canada.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
Telephone: 800.322.2885 (English)
888.405.1217 (French)
or
(212) 929-5500 (Call Collect)
Fax: 212.929.0308
Email: miramar@mackenziepartners.com

The Depositary for the Offer is:
COMPUTERSHARE INVESTOR SERVICES INC.
Toronto by Mail P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions Telephone: 1.800.564.6253 Fax: 905.771.4082	Toronto by Registered Mail, by Hand or by Courier 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions Telephone: 1.800.564.6253 Fax: 905.771.4082
Vancouver by Registered Mail, by Hand or by Courier 510 Burrard Street, 2nd Floor Vancouver, B.C. V6C 3B9 Attention: Corporate Actions Telephone: 1.800.564.6253 Fax: 905.771.4082
The Dealer Managers for the Offer are:
In Canada: GENUITY CAPITAL MARKETS Scotia Plaza, Suite 4900 40 King Street West, PO Box 1007 Toronto, Ontario M5H 3Y2 Telephone: 416.603.6000 Toll Free: 877.603.6001 Fax: 416.603.3099	In the United States GENUITY CAPITAL MARKETS USA CORP. 717 Fifth Avenue, Suite 1403 New York, New York 10022 Telephone: 212.644.0001 Fax: 212.644.1341

GLOSSARY

In the accompanying summary, Offer and Circular, unless the context otherwise requires, the following terms shall have the meanings set forth below:

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States;

“Acquisition Proposal” means any offer, proposal or inquiry from any person or group of persons made after October 8, 2007 relating to: (i) any acquisition or purchase, directly or indirectly, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Miramar and its subsidiaries or 20% or more of the voting or equity securities of Miramar or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Miramar, (ii) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities of Miramar or any of its subsidiaries whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of Miramar, or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Miramar or any of its subsidiaries whose assets or revenue, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenue, as applicable, of Miramar;

“affiliate” has the meaning ascribed thereto in the OSA;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Acceptance By Book-Entry Transfer”;

 “Alternative Transaction” has the meaning ascribed thereto in Section 5 of the Circular, “Description of Support Agreement – Transaction Structuring and Alternative Transaction”;

“AMEX” means the American Stock Exchange;

“ARC” has the meaning ascribed thereto in Section 17 of the Circular, “Regulatory Matters — Canadian Competition Act”;

“associate” has the meaning ascribed thereto in the OSA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of the Shareholder’s Common Shares into the Depositary’s account at CDS and/or DTC;

“business combination” has the meaning ascribed thereto in Rule 61-501;

“business day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Canada, Denver, United States and Vancouver, Canada are open for the conduct of business;

“Canadian Commissioner” has the meaning ascribed thereto in Section 17 of the Circular, “Regulatory Matters — Canadian Competition Act”;

“Canadian Competition Act” means the Competition Act (Canada), as amended;

“Canadian Dealer Manager” means Genuity Capital Markets;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Code” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Common Shares” means the common shares in the capital of Miramar;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 16 of this Circular “Acquisition of Common Shares not Deposited – Compulsory Acquisition”;

 “Contemplated Transactions” means the making of the Offer, the entering into of the Lock-Up Agreements, the consummation of the transactions contemplated by the Support Agreement and all actions and negotiations in the contemplation thereof, including the Offer, the take-up of Common Shares under the Offer, the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any subsequent amalgamation of the Offeror and Miramar;

“CRA” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Court” has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Common Shares not Deposited – Compulsory Acquisition”;

“Dealer Managers” means the Canadian Dealer Manager and the U.S. Dealer Manager;

“Depositary” means Computershare Investor Services Inc.;

“Deposited Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Directors’ Circular” means the circular of the Miramar Board to be delivered to Miramar Shareholders in connection with the Offer;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DTC” means The Depository Trust Company;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

“Exchanges” means, collectively, the TSX and the AMEX;

“Expiry Time” means 5:00 p.m. (Toronto time) on December 6, 2007, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“Fairness Opinions” means the fairness opinions delivered by each of BMO Capital Markets and Paradigm Capital;

“fully-diluted basis” means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all rights to acquire Common Shares were exercised, other than those that are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Common Shares issuable upon the exercise of Options whether vested or unvested, but excluding, for the purposes of this calculation, all Common Shares issuable upon the exercise of the Warrants;

“going private transaction” has the meaning ascribed thereto in Regulation Q-27;

“Governmental Entity” (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent or authority of any of the foregoing; or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Information Agent” means MacKenzie Partners, Inc.;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“IRS” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer and the Circular (printed on yellow paper);

“Lock-Up Agreements” means the lock-up agreements dated October 8, 2007 entered into between the Offeror and each of the Supporting Directors and Officers;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects, of that person and its subsidiaries taken as a whole, other than any effect: (i) affecting the gold mining industry in general; (ii) relating to a change in the market trading price of shares of that person, either: (A) related to the Support Agreement and the Offer or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i) or (iii) hereof; or (iii) relating to any generally applicable change in Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or in applicable generally accepted accounting principles; provided, however, that such effect referred to in clause (i) or (iii) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Minister” has the meaning ascribed thereto in Section 17 of the Circular, “Regulatory Matters — Investment Canada Act”;

“Miramar” means Miramar Mining Corporation, a corporation existing under the laws of the Province of British Columbia, and where the context requires, its subsidiaries and joint ventures;

“Miramar Board” means the board of directors of Miramar;

“Miramar Shareholders” means all Shareholders other than the Offeror and subsidiaries of Newmont;

 “Newmont” means Newmont Mining Corporation, a corporation incorporated under the laws of Delaware, and where the context requires, its subsidiaries and joint ventures;

“Newmont Board” means the board of directors of Newmont;

“Newmont Credit Facility” means the credit facility of Newmont pursuant to a credit agreement dated as of July 30, 2004, as amended and restated as of July 28, 2005, among Newmont, Newmont USA Limited and a syndicate of banks;

“NMCCL” means Newmont Mining Corporation of Canada Limited, a corporation incorporated under the federal laws of Canada, and an indirect wholly-owned subsidiary of Newmont and the sole shareholder of the Offeror;

“Non-Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”;

“Notice” has the meaning ascribed to it in Section 16 of the Circular, “Acquisition of Common Shares not Deposited – Compulsory Acquisition”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on green paper);

“Offer” means the offer to purchase Common Shares made hereby to the Miramar Shareholders pursuant to the terms set forth herein;

“Offeror” means Newmont Mining B.C. Limited, a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned indirect subsidiary of Newmont;

“Offeror’s Notice” has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”;

“Options” means the options granted through the Stock Option Plan through which options may be granted to directors, officers and employees for the purchase of Common Shares;

“OSA” means the Securities Act (Ontario), as amended;

“OSC” means the Ontario Securities Commission;

“Paradigm Capital” means Paradigm Capital Inc.;

“PFIC” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Companies”;

“Pre-Acquisition Reorganization” has the meaning ascribed to it in Section 5 of the Circular, “Description of Support Agreement – Pre-Acquisition Reorganization”;

“Purchased Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Subsequent Acquisition Transaction”;

“Regulation Q-27” means Regulation Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions of the Autorité des marches financiers (Québec), as amended;

“Remaining Shareholder” shall have the meaning ascribed to it in Section 16 of the Circular, “Acquisition of Common Shares Not Deposited – Compulsory Acquisition”;

“Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”;

“Reviewable Transaction” has the meaning ascribed thereto in Section 17 of the Circular, “Regulatory Matters — Investment Canada Act”;

“Rule 61-501” means OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended or replaced;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means, collectively, the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Shareholders” means, collectively, the holders of Common Shares;

“Short-Term Facility” shall have the meaning ascribed to it in Section 10 of the Circular, “Source of Funds”;

“Soliciting Dealer” has the meaning ascribed thereto in Section 22 of the Circular, “Financial Advisors, Dealer Managers and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 22 of the Circular, “Financial Advisors, Dealer Managers and Soliciting Dealer Group”;

“Stock Option Plan” means Miramar’s Stock Option Plan adopted on April 22, 1994, as amended on May 8, 2007;

“Subscription Agreement” means the subscription agreement dated November 17, 2005 between Miramar and NMCCL, whereby NMCCL subscribed for 18.5 million units of Miramar for $2.35 per unit, each unit consisting of one Common Share and one Warrant exercisable to purchase one Common Share for $2.75 for a period of 48 months;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Description of the Support Agreement — Superior Proposal”;

“Support Agreement” means the support agreement dated October 8, 2007 between the Offeror, Newmont and Miramar;

“Supporting Directors and Officers” means all of the directors and senior officers of Miramar each of whom has entered into a Lock-Up Agreement;

 “Tax Act” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Termination Payment” has the meaning ascribed thereto in Section 5 of the Circular, “Description of the Support Agreement — Termination Payment”;

“TSX” means the Toronto Stock Exchange;

“U.S. Dealer Manager” means Genuity Capital Markets USA Corp.;

“U.S. Shareholder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”; and

“U.S. Treaty” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”; and

“Warrants” means the 18,500,000 warrants issued by Miramar to NMCCL pursuant to the Subscription Agreement.

OFFER

The accompanying Circular, which is incorporated into and forms part of this Offer, contains important information that should be read carefully before making a decision with respect to this Offer.

Capitalized terms used in this Offer, where not otherwise defined herein, have the meaning set out in the accompanying Glossary, unless the context otherwise requires.

October 31, 2007

TO: THE HOLDERS OF COMMON SHARES OF MIRAMAR

1.     THE OFFER

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares issuable upon the exercise of Options, but excluding all Common Shares owned by Offeror and its affiliates, at a price of Cdn.$6.25 in cash per Common Share.

The Offer is made only for Common Shares and is not made for any Options. Any holder of Options who wishes to accept the Offer must exercise the Options in order to obtain certificates representing Common Shares and deposit those Common Shares on a timely basis under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificate(s) received on exercise available for deposit prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The Miramar Board, after consultation with its financial and legal advisors, has unanimously determined that the Offer is fair, from a financial point of view, to the Miramar Shareholders and is in the best interests of Miramar, and accordingly, has resolved unanimously to recommend to Miramar Shareholders that they accept the Offer and deposit their Common Shares under the Offer.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any dissenters’ or appraisal rights. However, any Shareholders who dissent from a Compulsory Acquisition or Subsequent Acquisition Transaction will have certain rights to seek a judicial determination of the fair value of their Common Shares. See Section 16 of the Circular, “Acquisition of Common Shares not Deposited”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary or if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.

2.     TIME FOR ACCEPTANCE

The Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on December 6, 2007, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

3.     MANNER OF ACCEPTANCE

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its offices listed in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received not later than the Expiry Time:

(a)   certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)   a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions and rules set forth in the Letter of Transmittal; and

(c)   any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if the cash payable is to be delivered to a person other than the registered owner, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its offices in Toronto, Ontario or Vancouver, British Columbia at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-based transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders also may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as described below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its offices in Toronto, Ontario or Vancouver, British Columbia at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary at its offices in the City of Toronto or City of Vancouver at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares is (are) not immediately available or (b) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a)   the deposit is made by or through an Eligible Institution;

(b)   a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed, is received by the Depositary at its office in the City of Toronto at or prior to the Expiry Time; and

(c)   the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and executed, and all other documents required by the Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto office of the Depositary.

The Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary at its office in the City of Toronto and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (if required) and (c) any other required documents.

The method of delivery of certificate(s) representing Common Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will be only effective upon actual receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact immediately that nominee if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

Under no circumstance will interest accrue or any amount be paid by Newmont, the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date on which the Offeror takes up the Common Shares, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer), irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Miramar and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Common Shares”), and with respect to any and all Distributions that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date on which the Offeror takes up the Common Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)   to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Miramar;

(b)   for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to Laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Miramar;

(c)   to execute, endorse and negotiate any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and

(d)   to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted by or on behalf of the depositing Shareholder with respect to the Deposited Common Shares or any Distributions unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Miramar and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited pursuant to the Offer, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.     CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Support Agreement and subject to Laws, the Offeror will have the right to withdraw or terminate the Offer (or amend the Offer to postpone taking up and paying for any Common Shares deposited under the Offer), and shall not be required to accept for payment, take up, purchase or pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)   there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with Common Shares held by the Offeror and its affiliates, constitutes at least 66 2/3% of the Common Shares then outstanding (calculated on a fully-diluted basis) (the “Minimum Tender Condition”);

(b)   all government and regulatory approvals, waiting or suspension periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions (including, without limitation, those required under the Investment Canada Act and those of any stock exchange or other Securities Authorities), which the Offeror shall have determined, acting reasonably, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspension periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror acting reasonably;

(c)   without limiting the scope of the conditions of paragraph (b) above, (A)(i) the Canadian Commissioner shall have issued an advance ruling certificate under Section 102 of the Canadian Competition Act in respect of the purchase of the Common Shares by the Offeror and such certificate has not been rescinded, or (ii) the waiting period under Part IX of the Canadian Competition Act shall have expired, been terminated or have been waived in accordance with the Canadian Competition Act and the Canadian Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the reasonable satisfaction of the Offeror acting reasonably that she is of the view that, at that time, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Canadian Competition Act with respect to the purchase of the Common Shares by the Offeror (or words to that effect) and the form of and any terms and conditions attached to such advice are acceptable to the Offeror, acting reasonably; and (B) any applicable waiting periods (and any extensions thereof) under any other competition, merger, control or similar law, rule, regulation or policy or any governmental or regulatory approval or consent in respect of competition or merger control matters, shall have expired or been earlier terminated, or been granted or deemed granted, on terms and conditions satisfactory to the Offeror acting reasonably;

(d)   the Support Agreement shall not have been terminated by Miramar or by the Offeror in accordance with its terms;

(e)   the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(i)    to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, or the right of the Offeror to own or exercise full rights of ownership of the Common Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(ii)   which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Miramar or the Offeror;

(iii)  which would materially and adversely affect (i) the value of the Common Shares to the Offeror, or (ii) the ability of the Offeror to proceed with the Offer, effect any Compulsory Acquisition or Subsequent Acquisition Transaction and/or take up and pay for any Common Shares deposited under the Offer; or

(iv)  seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Miramar or any Miramar Subsidiary or to dispose of or hold separate any material portion of the business or assets of Miramar or any Miramar Subsidiary as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(f)    there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)   the Offeror shall have determined, acting reasonably, that there does not exist and shall not have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally by way of press release and material change report or to Offeror in writing on or before the execution and delivery of the Support Agreement) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), properties, assets, liabilities (including contingent liabilities that may arise through outstanding, pending or threatened litigation), condition (financial or otherwise), operations, results of operations, prospects, of Miramar or any of its subsidiaries that, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Miramar, or which, if the transactions contemplated by the Support Agreement were consummated, would be reasonably expected to have a Material Adverse Effect in respect of the Offeror;

(h)   Miramar shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation);

(i)    all representations and warranties made by Miramar in the Support Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where any inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Miramar or materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror;

(j)    the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Miramar with any securities commission in any of the provinces or territories of Canada or elsewhere or any applicable stock exchange or self-regulatory authority in Canada or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Miramar which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of Miramar or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would reasonably be expected to have a Material Adverse Effect in respect of the Offeror; and

(k)   the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects the financial, banking or capital markets generally.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Support Agreement, at any time the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in the City of Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the Exchanges. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing Deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.     EXTENSION, VARIATION OR CHANGE IN THE OFFER

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion unless the Offer is withdrawn.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in the City of Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in the City of Toronto.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition provided in Section 4 of the Offer, “Conditions of the Offer”), the Offer will not expire before ten days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by Laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Securities Authorities.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in the City of Toronto, and will, at the expense of the Offeror, cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by Laws. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the Exchanges. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in the City of Toronto.

Notwithstanding the foregoing, but subject to Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6.     TAKE-UP AND PAYMENT FOR DEPOSITED COMMON SHARES

If all conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than three business days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Common Shares deposited pursuant to the Offer after the first date on which Common Shares have been taken up and paid for by the Offeror will be taken up and paid for not later than ten days after such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice, or other communication confirmed in writing to that effect, to the Depositary at its principal office in the City of Toronto. Subject to Laws, the Offeror expressly reserves the right to delay taking up and paying for any Common Shares or, on or after the initial Expiry Time, to terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in the City of Toronto. The Offeror also expressly reserves the right to delay taking up and paying for Common Shares in order to comply, in whole or in part, with Laws or governmental regulatory approval. The Offeror will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or any amount be paid by Newmont, the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

All payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque payable in Canadian funds by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Miramar. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7.     RETURN OF DEPOSITED COMMON SHARES

Any Deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the register of Shareholders maintained by or on behalf of Miramar.

8.     WITHDRAWAL OF DEPOSITED COMMON SHARES

Except as otherwise stated in this Section 8, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)   at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer;

(b)   if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)   at any time before the expiration of ten days from the date upon which either:

(i)    a notice of change relating to a change that has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)   a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated to the Depository (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Authorities) and only if such deposited Common Shares have not been taken up by the Offeror in advance of the receipt of such communication by the Depository.

Withdrawals of Common Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Common Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Common Shares that are to be withdrawn; (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Depositary, Newmont, the Offeror or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to Laws.

A withdrawal of Common Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice of withdrawal.

Withdrawals may not be rescinded and any Common Shares withdrawn will be deemed not validly deposited for the purposes of the Offer but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, “Statutory Rights”.

9.     CHANGES IN CAPITALIZATION

If, on or after the date of the Offer, Miramar should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

10.  LIENS

Common Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, assets or other interests that may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Miramar should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, that is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of Miramar in respect of Common Shares accepted for purchase pursuant to the Offer, then: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and, to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular.

11.  NOTICES AND DELIVERY

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share register maintained by or on behalf of Miramar and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice that the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the Exchanges for dissemination through their respective facilities or it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse or it is given to the Canada NewsWire Service for dissemination through its facilities.

The Offer and the Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares and will be furnished by the Offeror to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Miramar in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These security holder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12.  MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take-Up and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

13.  MARKET PURCHASES

The Offeror reserves the right to acquire, or to cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the Exchanges, subject to Laws, prior to the Expiry Time. If and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for the Offeror to complete such purchases, and the Offeror determines that it wishes to acquire Common Shares outside of the Offer, the Offeror intends to seek an exemption from the SEC to Rule 14e-5 of the 1934 Act prior to making such purchases. As of the date of the Offer, the Offeror has not yet filed such an application with the SEC for relief.

If the Offeror is granted an exemption to Rule 14e-5 of the 1934 Act and as a result thereof the Offeror or an affiliate of the Offeror is permitted to purchase Common Shares through the facilities of the Exchanges, in no event will the Offeror make any such purchases of Common Shares until the third business day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the Exchanges during the course of the Offer shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which the Common Shares have been purchased. If the Offeror purchases Common Shares through the facilities of the Exchanges while the Offer is outstanding, the Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. In addition to the foregoing, the Offeror shall also abide by any conditions precedent and conditions subsequent to the granting of the exemption to Rule 14e-5 of the 1934 Act set forth by the SEC in granting the Offeror’s application for relief. For the purposes of this Section 13, the “Offeror” includes any Newmont subsidiary and any person acting jointly or in concert with Newmont.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to Laws, it reserves the right to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

14.  OTHER TERMS OF THE OFFER

(a)   The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(b)   In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(c)   The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d)   No broker, dealer, salesperson or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stockbroker, investment dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Dealer Managers for the purposes of the Offer.

(e)   The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)    The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)   The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent, the Dealer Managers or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal, and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)   The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial and territorial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: October 31, 2007

NEWMONT MINING B.C. LIMITED

(Signed) Blake Rhodes
Name: Blake M. Rhodes
Title: Secretary and Director

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer dated October 31, 2007 to purchase all of the issued and outstanding Common Shares of Miramar. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, where not otherwise defined herein, have the meanings set out in the accompanying Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Miramar contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein and taken from or based on such information are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information or for any failure by Miramar to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Miramar is given as of December 31, 2006.

1.     THE OFFEROR AND NEWMONT

The Offeror was incorporated under the laws of the Province of British Columbia on October 5, 2007 and has not carried on any business prior to the date hereof other than in connection with matters directly related to the Offer. The registered office of the Offeror is located at 355 Burrard Street, Suite 1900, Vancouver, British Columbia, Canada V6C 2G8. All the issued and outstanding shares of the Offeror are held by NMCCL. Newmont owns indirectly all of the issued and outstanding common shares of NMCCL. NMCCL is a corporation incorporated under the federal laws of Canada on October 5, 1982, and its principal address is at Suite 1900, Box 2005, 20 Eglinton Avenue West, Toronto, Ontario M4R 1K8.

Newmont is one of the world’s leading gold producers with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana, Bolivia, New Zealand and Mexico. Newmont employs approximately 15,000 people worldwide, and as of December 31, 2006, Newmont had proven and probable gold reserves of 93.9 million equity ounces and an aggregate land position of approximately 115,200 square kilometers. Newmont is also engaged in the production of copper, principally through its Batu Hijau operation in Indonesia. Newmont’s original predecessor corporation was incorporated in 1921 under the laws of Delaware and its shares have been publicly traded on the New York Stock Exchange since 1925. Newmont’s corporate headquarters are located at 1700 Lincoln Street, Denver, Colorado 80203.

2.     MIRAMAR

Miramar is a corporation existing under the laws of the Province of British Columbia, and was incorporated (under its predecessor name Miramar Energy Corporation) on January 11, 1983. Miramar, together with its subsidiaries, is engaged in the exploration and development of gold bearing mineral properties. Miramar’s business is focused in northern Canada in Nunavut and the Northwest Territories. Miramar’s registered office is at 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1J1 and its corporate headquarters are located at 300 – 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1. The Common Shares are listed on the TSX under the symbol “MAE” and the AMEX under the symbol “MNG”.

Share Capital of Miramar

The authorized capital of Miramar consists of 500,000,000 Common Shares without par value. Based on Miramar’s representations and warranties in the Support Agreement, as of October 8, 2007, there were issued and outstanding: (i) 220,807,634 Common Shares; (ii) 7,809,080 Common Shares that are reserved for issuance pursuant to outstanding Options; and (iii) 18,500,000 Common Shares that are reserved for issuance pursuant to the Warrants.

Price Range and Trading Volume of Common Shares

There are two markets on which the Common Shares are traded, the TSX and the AMEX. On October 5, 2007, being the last trading day on the Exchanges prior to the announcement of the Support Agreement and the Offeror’s intention to make the Offer, the closing price for Common Shares was Cdn.$5.19 on the TSX and U.S$5.27 on the AMEX. The following tables set forth, for the periods indicated, the reported intraday high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and AMEX:

	Trading of Common Shares TSX			Trading of Common Shares AMEX
	High	Low	Volume	High	Low	Volume
	(Cdn.$ )	(Cdn.$ )	(#)	(US$ )	(US$ )	(#)
2006
January	3.33	2.59	20,460,707	2.88	2.27	17,936,000
February	3.69	2.50	18,202,814	2.82	2.21	13,298,000
March	4.27	3.13	18,079,983	3.43	3.06	16,366,000
April	5.15	3.84	28,155,919	4.00	3.36	12,735,000
May	4.75	3.20	18,009,716	4.18	3.08	14,710,000
June	4.48	3.30	35,925,768	3.99	3.15	14,996,000
July	4.27	3.59	11,814,995	3.78	3.32	7,051,000
August	4.85	4.03	13,343,338	4.32	3.64	9,136,000
September	5.19	4.25	31,613,951	4.59	3.87	13,448,000
October	5.48	4.12	15,679,679	4.85	3.90	10,595,000
November	6.12	5.05	23,183,216	5.27	4.55	17,500,000
December	6.10	4.95	14,032,478	5.28	4.31	11,453,000

2007
January	5.52	4.60	18,955,223	4.68	3.89	11,900,000
February	5.90	4.66	24,051,328	5.10	3.88	13,040,000
March	6.03	4.72	21,905,060	5.20	4.02	9,490,000
April	5.85	4.52	29,595,591	5.07	4.05	12,630,000
May	5.02	4.30	38,226,863	4.54	3.89	14,600,000
June	4.82	4.34	14,404,467	4.50	4.08	7,010,000
July	5.33	4.58	15,890,792	5.13	4.30	9,070,000
August	5.24	4.04	16,681,033	4.99	3.75	9,720,000
September	5.15	4.50	13,977,263	5.02	4.31	11,000,000
October 1 – 29	6.42	4.62	257,633,175	6.65	4.62	56,132,225

Previous Distributions and Purchases of Common Shares

Based solely on publicly available information, Newmont and the Offeror believe that during the five most recently completed fiscal years preceding the date of the Offer, Miramar has not distributed or purchased any Common Shares (excluding Common Shares distributed pursuant to the exercise of Options), except for the following distributions:

Date	Securities Issued	Price Per Security	Aggregate Gross Proceeds to Miramar

December 19, 2002	Private placement of 2,133,332 Brokered Flow-Through Shares and 173,367 Non-Brokered Flow-Through Shares	$1.50	$3,460,000

June 25, 2003	Private placement of 3,475,000 Brokered Flow-Through Shares and 97,000 Non-Brokered Flow-Through Shares	$2.10	$7,501,200

August 14, 2003	Public Offering of 16,700,000 Common Shares	$2.10	$35,070,000

Date	Securities Issued	Price Per Security	Aggregate Gross Proceeds to Miramar

December 9, 2003	Private placement of 3,800,000 Brokered Flow-Through Shares and	$3.65/share	$19,728,245
	1,500,000 Brokered Units and 351,574 Non-Brokered Flow-Through Shares	$3.05/unit

October 18, 2004	Private placement of 7,500,000 Flow-Through Shares and 173,367 Non-Brokered Flow-Through Shares	$2.00	$15,200,000

September 30, 2005	Private Placement of 7,320,000 Brokered Flow-Through Shares	$2.05	$15,006,000

October 14, 2005	Private Placement of 250,000 Non-Brokered Flow-Through Shares	$2.05	$512,500

November 17, 2005	Private Placement of 18,500,000 units to NMCCL pursuant to the Subscription Agreement	$2.35	$43,475,000

November 30, 2006	Private Placement of 2,040,820 Flow-Through Shares	$7.35	$15,000,027

July 12, 2006	Public Offering of 20,313,000 Common Shares	$4.91	$99,785,210

July 12, 2006	Private Placement of 2,900,000 Flow-Through Shares	$5.20	$15,080,000

August 10, 2007	Sale of 3,080,000 Flow-Through Shares	$6.50	$20,020,000

Miramar Dividends

Based solely on publicly available information, Miramar has not declared or paid any dividends since its incorporation and does not have any intention of paying dividends, as Miramar anticipates that its cash resources will be used to undertake exploration and development programs on its mineral properties as well as the acquisition of additional mineral resource properties.

3.     BACKGROUND TO THE OFFER

Over the last decade, the Hope Bay greenstone belt and the progress of exploration on the belt has been monitored by Newmont, primarily through its exploration and business development teams. During that period, various Newmont representatives have had technical and exploratory discussions with Miramar, after it became owner of the property, as well as predecessor owners of the property.

In September 2005, a cross-disciplinary Newmont team undertook site due diligence at Miramar’s projects at the Con Mine in the Northwest Territory and Hope Bay in Nunavut in the context of considering making a passive investment in Miramar.

On September 27, 2005, senior executives of Miramar, including Anthony Walsh, the President and Chief Executive Officer and a director of Miramar, and David Fennell, the Executive Vice-Chairman and a director of Miramar, met with senior executives of Newmont to begin negotiations on a possible passive investment by Newmont. On November 22, 2005, Newmont and Miramar entered into the Subscription Agreement pursuant to which Newmont, through NMCCL, purchased, on a private placement basis, 18.5 million units (each consisting of one Common Share and one Warrant) for gross proceeds to Miramar of $43.5 million. Pursuant to that transaction, Newmont acquired a 9.9% Common Share ownership interest in Miramar and the right to increase that interest to 18% (as calculated at the time) through the exercise of the Warrants. Pursuant to the Subscription Agreement, Miramar also afforded Newmont the right to participate to the extent of 19.99% in future financings by Miramar (subject to certain exceptions) and to cooperate with Newmont by granting periodic access to Miramar’s technical data, permitting information and work plans and programs and by allowing site visits to the Hope Bay project. Newmont agreed to provide Miramar any non-proprietary data and non-interpretive analyses related to the Hope Bay project that was generated by Newmont and to make available for consultations its in-house staff with respect to technical, financial and permitting expertise necessary for the development of the Hope Bay project. The Subscription Agreement also imposed certain limitations on the ability of Newmont to increase its direct or indirect beneficial ownership of Common Shares above 19.99% and to dispose of its interest in Miramar except through a broadly distributed public offering.

During the week of August 7, 2006, a Newmont senior executive team visited the Hope Bay project, and Newmont undertook several internal executive level reviews of Miramar’s Hope Bay project between August and December 2006.

In late-February 2007, Messrs. Walsh and Fennell met with senior executives of Newmont at a mining industry conference. During those discussions, Messrs. Walsh and Fennell advised Newmont’s representatives that the Miramar Board had undertaken a strategic review of the opportunities available to Miramar and one of the alternatives was to explore the opportunities for the sale of Miramar. Newmont was advised that, recognizing the extent and nature of Newmont’s existing investment in Miramar, senior management of Miramar had determined that it was appropriate to discuss whether such a transaction might be of interest to Newmont. Miramar indicated that it was not initiating a formal auction process, because Miramar’s management believed this could be unnecessarily disruptive of Miramar’s operations and because it was not yet prepared to provide access to information to a potentially large number of third parties.

On April 11, 2007, a senior executive team from Newmont met with Miramar management in Yellowknife, Northwest Territories to review the status of the Hope Bay project, and on April 12, 2007, Newmont personnel attended a site visit at Hope Bay.

At a meeting of the Newmont Board on April 24, 2007, Newmont management provided the Newmont Board with an update on Miramar’s approach and the site visit that had been completed.

On May 2, 2007, Newmont management met with Messrs. Walsh and Fennell and David Long, Miramar’s then Vice President, Legal, in Vancouver to discuss a due diligence process and considerations that could be relevant to the structuring of a transaction if Newmont and Miramar determined that there was a basis on which a transaction might be pursued.

On May 25, 2007, representatives of Newmont and its financial advisor Genuity Capital Markets met in Vancouver with representatives of Miramar and Miramar’s legal and financial advisors. At that meeting, it became apparent that Newmont and Miramar did not share a common view as to the range of values in which it might be possible to effect a transaction, and Miramar terminated the meeting.

At a meeting of the Newmont Board on June 4, 2007, Newmont management provided a further update on discussions with Miramar.

On June 7, 2007, representatives from Miramar visited Newmont’s offices in Denver to meet with representatives of Newmont’s technical and project services team and discussed Newmont’s perspectives on the capital and operating costs that Newmont anticipated could be associated with the development and operation of the Hope Bay project. The meeting also was attended by representatives of the financial advisors to Miramar and Newmont.

Senior executives of Newmont and Miramar spoke intermittently in June and July, 2007.

On August 1, 2007, Messrs. Walsh and Fennell visited Newmont’s offices in Denver to meet with Richard O’Brien, who had been appointed as Chief Executive Officer of Newmont on July 1, Randy Engel, Senior Vice President, Strategy and Corporate Development and David Faley, Vice President, Corporate Development. Messrs O’Brien and Engel advised Messrs. Walsh and Fennel that Newmont was open to considering whether, in the context of the other development opportunities available to Newmont, a transaction with Miramar was a strategic priority and would contact Miramar if it decided to pursue further discussions.

In late-August 2007, after further consideration by Newmont management of the development opportunity afforded by the Hope Bay project, Mr. O’Brien contacted Mr. Walsh and advised him that Newmont management intended to discuss with the Newmont Board a possible transaction with Miramar, in the context of Newmont’s other development projects, at the company’s annual strategy meeting that was to be held in early-September.

On September 5, 2007, the Newmont Board, after considering and discussing a presentation by management, requested that management pursue discussions with Miramar to determine whether there was a basis on which a transaction might be pursued.

On September 20, 2007, Mr. O’Brien’s office contacted Mr. Walsh and suggested that they might meet when Miramar representatives would be in Denver during the week of September 24, 2007 to attend the Denver Gold Show.

On September 25, 2007, senior representatives of Newmont, including Messrs. O’Brien and Engel, met with Messrs. Fennel and Walsh and Elaine Bennett, Chief Financial Officer of Miramar, to discuss whether there was a basis on which a transaction involving Miramar and Newmont might be pursued with the support of the Miramar Board. The parties agreed to meet the following day to continue their discussions.

On September 26, 2007, discussions between representatives of Newmont and Miramar, together with their respective financial advisors continued. Over the course of those discussions, the representatives of Newmont advised the representatives of Miramar of the basis on which Newmont management considered an acquisition of Miramar might be competitive with the other opportunities available to Newmont, including a purchase price for the Common Shares of $6.18 per Common Share. Miramar’s representatives indicated that they could not recommend to the Miramar Board that the Miramar Board recommend to Miramar Shareholders a transaction at that price. After further discussion, Mr. Walsh advised Messrs. O’Brien and Engel that, if Newmont wanted to continue to discuss a transaction, it would have to outline its proposal in writing for the Miramar Board. On September 27, 2007, Mr. O’Brien sent a letter to the Miramar Board outlining the basis on which Newmont management was prepared to continue to pursue the possible acquisition of Miramar, including the completion of limited confirmatory due diligence and proceeding to discussions of required definitive documentation in a form acceptable to Newmont.

On September 29 and September 30, 2007, discussions between Newmont and Miramar representatives and their respective financial advisors continued about the price at which Newmont management might recommend that the Newmont Board consider the possible acquisition of Miramar and other possible terms of such a transaction.

During the week of October 1, 2007, the advisors to Newmont and Miramar negotiated the terms of the Support Agreement and the Lock-Up Agreements, and Newmont undertook further due diligence in respect of a variety of substantive matters, including title to Miramar’s principal properties.

On October 8, 2007, the Newmont Board considered, among other things, the recommendations of Newmont management and the advice of Newmont’s legal and financial advisors, and approved, among other things, the Offer, and the form and execution of the Support Agreement and the Lock-up Agreements.

Following the meeting of the Newmont Board, the Miramar Board met on that same date. Following that meeting, Newmont was advised that the Miramar Board, after having received oral fairness opinions from both Paradigm Capital and BMO Capital Markets, and considering, among other things, those opinions, the Miramar Board had unanimously determined that the Offer was in the best interests of Miramar and fair to the Miramar Shareholders, from a financial point of view, approved the Support Agreement and unanimously determined to recommend that Miramar Shareholders tender their Common Shares under the Offer.

Following the meetings of the Newmont Board and the Miramar Board, the Support Agreement and the Lock-Up Agreements were finalized and executed by the relevant parties.

Before the opening of trading on the TSX, AMEX and NYSE on October 9, 2007, Newmont and Miramar issued a joint news release announcing the Offer.

4.     REASONS TO ACCEPT THE OFFER

Miramar Shareholders should consider the following factors in making their decision to accept the Offer:

•      Attractive Premium – The Offer is an all cash offer that represents a 20% premium to the closing price of the Common Shares on the TSX on October 5, 2007, the last trading day prior to the announcement of the intention to make the Offer, and represents a 29% premium to the volume weighted average price of the Common Shares over the 20 trading days on the TSX preceding the announcement of the Support Agreement and the Offeror’s intention to make the Offer.

•      Fully Financed Cash Offer – The form of consideration offered by the Offeror is cash, and the Offeror has committed funding for its Offer.

•      Fairness Opinions – The Miramar Board has received the Fairness Opinions from both BMO Capital Markets and Paradigm Capital that as of the date of the Fairness Opinions and subject to the assumptions, limitations, and explanations contained therein, the Offer was fair, from a financial point of view to Shareholders.

•      Unanimous Recommendation of Miramar Board – The Miramar Board has unanimously approved the Offer and recommended that Miramar Shareholders accept the Offer.

•      Acceptance by Supporting Directors and Officers – Each of the directors and senior officers of Miramar have entered into a Lock-Up Agreement pursuant to which they have agreed to deposit all of their Common Shares under the Offer, including those issued upon the exercise of their Options.

•      Reduction of Risks Associated with Hope Bay Project – The Offer and the assumption of ownership of Miramar by Newmont provides Miramar Shareholders with certainty of value and liquidity, and reduces some of the execution risk associated with the significant capital expenditure and technical requirements needed to bring the Hope Bay project into production.

5.     DESCRIPTION OF SUPPORT AGREEMENT

The following is a summary only of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Support Agreement. The Support Agreement has been filed by Miramar with the Securities Authorities and is available on SEDAR at www.sedar.com.  Capitalized terms used in this section that are not defined in the Glossary have the meanings given such terms in the Support Agreement.

The Offer

The Offeror would agree to make the Offer, subject to certain terms and conditions, and Miramar would support and recommend the Offer, and Newmont would guarantee the obligations of Offeror.

Conditions of the Offer

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes, together with Common Shares held by the Offeror and its affiliates, the Minimum Tender Condition. This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”.

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior consent of Miramar, not to be unreasonably withheld, increase or decrease the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof

(which, for greater certainty, does not include a waiver of a condition) in a manner that is adverse to the Shareholders.

Fairness Opinions and Support of the Offer

Miramar represented and warranted that (i) BMO Capital Markets and Paradigm Capital delivered oral opinions to the Miramar Board to the effect that the consideration to be received under the Offer was, as of the date of delivery of such opinions, fair from a financial point of view to the Miramar Shareholders, (ii) the Miramar Board, upon consultation with its financial and legal advisors, has unanimously determined that the Offer is fair, from a financial point of view, to Miramar Shareholders and that the Offer is in the best interests of Miramar and accordingly, has resolved unanimously to approve the entering into of the Support Agreement and the making of a recommendation to Miramar Shareholders that they accept the Offer, and (iii) each member of the Miramar Board has agreed to support the Offer. Miramar has agreed to take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with the terms of the Support Agreement.

Outstanding Options

The Miramar Board resolved to (i) permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise or surrender such Options, including, if permitted by the Exchanges, by causing the vesting thereof to be accelerated, by way of cashless exercise, which exercise may be conditional upon the Offeror taking up and paying for Common Shares under the Offer; and (ii) cause each outstanding Option that has not been exercised (including any conditional exercise as contemplated in (i) above) to be terminated, upon the take-up and payment by the Offeror pursuant to the Offer of such number of Common Shares that satisfies the Minimum Tender Condition.

Resignation of Miramar Board

Promptly upon the take-up and payment by the Offeror pursuant to the Offer of such number of Common Shares that, together with the Common Shares held by the Offeror and its affiliates, constitutes 66 2/3% of the outstanding Common Shares (calculated on a fully diluted basis), the Offeror shall designate the directors of the Miramar Board, and Miramar shall not frustrate the Offeror’s attempts to do so, and covenants to cooperate with the Offeror, subject to Laws, to obtain the resignation of the then incumbent directors effective on the date, not more than five business days later, specified by the Offeror and to facilitate the Offeror’s designees to be elected or appointed to the Miramar Board.

Compulsory Acquisition and Subsequent Acquisition Transaction

If, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by or on behalf of Offeror or an “affiliate” (as such term is defined in the BCBCA) of Offeror at the date of the Offer, Offeror may, to the extent possible, acquire the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to the compulsory acquisition provisions of section 300 of the BCBCA. See Section 16 of this Circular “Acquisition of Common Shares not Deposited – Compulsory Acquisition”. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, provided that the consideration per Common Share offered in connection with such other means of acquiring such Common Shares shall be at least equivalent in value to the consideration per Common Share offered under the Offer. If the Offeror takes up and pays for Common Shares under the Offer in such number as satisfy the original Minimum Tender Condition, Miramar will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Miramar, Offeror or an affiliate of the Offeror that the Offeror may, in its sole discretion, undertake to pursue a Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share offered under the Offer. See Section 16 of this Circular “Acquisition of Common Shares not Deposited – Subsequent Acquisition Transaction”.

Representations and Warranties

Miramar provided customary representations and warranties, including those relating to incorporation and organization; extra-provincial registrations; authorized and issued capital; exchange listing; securities law matters; rights to acquire securities; rights plan; subsidiaries; capital of subsidiaries; consents, approvals and conflicts; authority and authorization; validity and enforceability; public disclosure; timely disclosure; no cease trade order; books and records; accounting controls; financial statements; changes in financial position; absence of changes; flow-through tax obligations; insolvency; no contemplated changes; insurance; taxes and tax returns; compliance with laws, licenses and permits; agreements and actions; owner of property; mineral rights; mineral reserves disclosure; property agreements; no defaults; employment matters; compliance with employment laws; employee plans; accruals; work stoppage; environmental compliance; intellectual property; non-arms length transactions; HSR Act; foreign private issuer; U.S. reporting issuer; and cumulative breach.

Conduct of Business

Miramar agreed to continue to carry on its business in a manner consistent in all material respects with prior practice and, in relation to current or future projects or matters, its intentions that have been disclosed in its public disclosure documents (provided that, among other things, (i) Miramar would keep the Offeror apprised of all material matters relating to the Hope Bay and Con Mine projects, (ii) except as disclosed to the Offeror, not acquire or commit to acquire any capital assets; (iii) not incur, or commit to incur, except as contemplated in the budget provided to the Offeror, any commitments in excess of $250,000, and (iv) not sell or dispose of any assets having a value in excess of $100,000 (except mineral properties, which may not be sold), all without the Offeror’s prior consent), using reasonable best efforts to preserve intact its present business organization and its relationships with those having material business dealings with it in order that its goodwill and business shall be maintained until the earlier of (i) the time of the appointment or election to the Miramar Board of persons designated by Newmont, and (ii) the termination of the Support Agreement.

Non-Solicitation

Miramar agreed to not, and to cause each of its subsidiaries not to, directly or indirectly take any action of any kind that might reasonably be expected to, directly or indirectly, interfere with the successful acquisition of Common Shares by Offeror under the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction or any Alternative Transaction, including any action to:

(a)   make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Miramar or any subsidiary or mineral property, or entering into any form of written or oral agreement, arrangement or understanding) the initiation of any Acquisition Proposal or inquiries relating to an Acquisition Proposal;

(b)   engage or participate in any discussions or negotiations regarding, or provide any information with respect to, any Acquisition Proposal or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing, provided that, for greater certainty, Miramar may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal (as defined below) when the Miramar Board has so determined;

(c)   withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Offeror, the approval or recommendation of the Miramar Board or any committee thereof of the Support Agreement or the Offer;

(d)   approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(e)   accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

Superior Proposal

The non-solicitation covenant does not prevent the Miramar Board from withdrawing, modifying or qualifying (or proposing to withdraw, modify or qualify) in a manner adverse to the Offeror the approval or recommendation of the Offer or engaging in discussions or negotiations (including entering into a confidentiality agreement and providing access to non-public information) with any person in response to a proposal to effect an alternative transaction that would reasonably be expected to result in a Superior Proposal (as defined below).

For these purposes, a “Superior Proposal” would be a transaction that results from an unsolicited bona fide written Acquisition Proposal that (i) is in respect of the acquisition of all of the Common Shares or substantially all of the assets of Miramar (including the Hope Bay project); (ii) complies with applicable securities laws; (iii) is not subject to a financing contingency and in respect of which the proponent has delivered a letter of commitment of one or more financial institutions of nationally recognized standing to effect payment in full for all the Common Shares on a fully-diluted basis; (iv) is not subject to any due diligence and/or access condition; (v) the Miramar Board has determined in good faith (after receipt of advice from its financial advisors and outside counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal; and (vi) in respect of which the Miramar Board determines in good faith (after receipt of advice from its financial and outside legal advisors) that failure to recommend the proposal to Miramar Shareholders would be inconsistent with its fiduciary duties and that such proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably be expected to result in a transaction more favourable to the holders of Common Shares from a financial point of view than the Offer (after any adjustment resulting from the “right to match” described below).

Right to Match

Miramar agreed to afford the Offeror a five business day “right to match”, during which the Offeror would have the opportunity to propose to amend the terms of the Support Agreement and the Offer in a manner that would result in an alternative transaction not continuing to be a Superior Proposal.

Pre-Acquisition Reorganization

Miramar has agreed that, upon request by the Offeror, it shall: (a) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (b) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations (i) do not result in any breach by Miramar of any existing contract or commitment of Miramar or of any Law; or (ii) would not reasonably be expected to impede or delay the Offeror’s ability to take up and pay for the Common Shares tendered to the Offer. The completion of any Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions to the Offer and shall be effected immediately prior to any take-up by the Offeror of Common Shares tendered to the Offer.

Transaction Structuring and Alternative Transaction

Offeror and Miramar agreed to co-operate in good faith and to take all reasonable steps and actions , as are not adverse to the party requested to take any such step or action, to complete the Contemplated Transactions as promptly as practicable. In addition, in the event that: (i) Offeror concludes, acting reasonably, that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby Offeror or any of its affiliates would effectively acquire all of the Common Shares within approximately the same time periods and on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to Miramar and the Miramar Shareholders that are equivalent to or better than those contemplated by the Support Agreement (an “Alternative Transaction”), and (ii) Miramar concludes, acting reasonably, that no action or actions required to be taken by it or by the Miramar subsidiaries in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would result in a Material Adverse Effect in respect of Miramar, Miramar agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in the Support Agreement in respect of such Alternative Transaction.

Termination Rights

Rights of Offeror

The Support Agreement may be terminated by the Offeror upon the occurrence of customary termination events, including the following:

(a)   on or after October 31, 2007, if any condition to making the Offer for the Offeror’s benefit is not satisfied or waived;

(b)   if any condition of the Offer (set out in Section 4 of the Offer) is not satisfied or waived by the Expiry Time;

(c)   if the Offeror does not take up and pay for the Common Shares deposited under the Offer by a date that is four months following the date of mailing of the Offer, provided that the right to terminate would not be available if any action of the Offeror or any failure of the Offeror to perform any of its obligations under the Support Agreement required to be performed by it shall have resulted in a condition contained in Section 4 of the Offer not having been satisfied prior to such date;

(d)   any court or other Governmental Entity shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated in the Support Agreement, or any litigation or other proceeding is pending or has been threatened to be instituted by any person, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling, which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, the Contemplated Transactions;

(e)   (i) Miramar is in default of the non-solicitation provisions or related provisions (including the right to match); (ii) Miramar is in material default of any other covenant or obligation under the Support Agreement; or (iii) any representation or warranty made by Miramar under the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect in any material respect at any time prior the Expiry Time, subject, in the case of (ii) and (iii), to the right of Miramar to cure any default; and

(f)    (i) the Miramar Board fails to publicly reaffirm its approval of the Offer promptly after another Acquisition Proposal (which is not a Superior Proposal) is announced or made; (ii) the Miramar Board or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to the Offeror; or (iii) the Miramar Board or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal (collectively, the “Failure to Support Provisions”).

Rights of Miramar

The Support Agreement may be terminated by Miramar upon the occurrence of customary termination events, including if Miramar enters into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, and provided that Miramar has previously or concurrently will have paid to Offeror the Termination Payment (as defined below) and further provided that Miramar has not breached in a material respect any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

Upon the occurrence of customary termination payment events, including the following, Miramar has agreed to pay to the Offeror a break-up fee in the amount of $41.4 million (the “Termination Payment”):

(a)   the Support Agreement is terminated by the Offeror as a result of the occurrence of any of the Failure to Support Provisions;

(b)   the Support Agreement is terminated by the Offeror as a result of a default by Miramar of the non-solicitation provisions or related provisions (including the right to match);

(c)   the Support Agreement is terminated by Miramar to permit Miramar to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Support Agreement; and

(d)   if it was publicly disclosed and was not formally withdrawn prior to the termination of the Offer, or involves a person with whom Miramar has entered into a confidentiality agreement after the date of the Support Agreement and before the termination of the Offer, during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement (i) an Acquisition Proposal is consummated, or (ii) the Miramar Board approves or recommends an Acquisition Proposal, or Miramar enters into a definitive agreement with respect to an Acquisition Proposal;

provided, in each case, that the Offeror is not in material default in the performance of its obligations under the Support Agreement. Miramar will not be obligated to pay the Termination Payment to the Offeror more than once even if one or more of the events specified occurs.

Expense Reimbursement

The Offeror would be entitled to an expense reimbursement payment of $6.0 million if the Support Agreement is terminated as a result of (i) Miramar being in material default of any covenant or obligation of the Support Agreement or (ii) any representation or warranty made by Miramar under the Support Agreement being at the date of the Support Agreement untrue or incorrect or becoming untrue or incorrect in any material respect at any time prior to the Expiry Time of the Offer, subject in either case to the right of Miramar to cure any default. Miramar will not be obligated to pay the expense reimbursement to the Offeror if the Termination Payment is paid.

6.     DESCRIPTION OF LOCK-UP AGREEMENTS

The following is a summary only of certain provisions of the Lock-Up Agreements. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Lock-Up Agreements.

Under the Lock-Up Agreements, each of the Supporting Directors and Officers agreed, among other things, to accept the Offer, to deposit or cause to be deposited under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares that such Supporting Director and Officer owns or over which it exercises direction or control. The Supporting Directors and Officers have also agreed to exercise or conditionally exercise all of the Options and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options or surrender such Options in consideration of a payment of the in-the-money amount if such Options are not exercised. The number of Common Shares beneficially owned by the Supporting Directors and Officers and subject to the Lock-Up Agreements is an aggregate of 6,107,289 Common Shares (including 4,164,539 Common Shares that may be acquired pursuant to outstanding Options), which represent approximately 2.71% of the outstanding Common Shares (calculated on a fully-diluted basis).

Covenants of the Supporting Directors and Officers

The Supporting Directors and Officers will not, and will not permit any person over which they exercise influence or control, directly or indirectly, to take any action that may in any way adversely affect or reduce the likelihood of the successful completion of the transactions contemplated by the Lock-Up Agreements.  Without limiting the foregoing, the Supporting Directors and Officers will not, and will not permit any person over which they exercise influence or control, directly or indirectly, to:

(a)   solicit, initiate, encourage or facilitate (including by way of furnishing non-public information) any inquiries or proposals regarding an Alternative Transaction;

(b)   participate in any discussions or negotiations regarding any Alternative Transaction;

(c)   approve, recommend or sell any of their Common Shares to any Alternative Transaction; or

(d)   accept or enter into any agreement, arrangement or understanding related to any Alternative Transaction or any of the foregoing.

Additionally, the Supporting Directors and Officers will, and will cause every person over which they exercise influence or control, directly or indirectly to:

(a)   immediately cease and cause to be terminated any existing discussions or negotiations, directly or indirectly, with any person with respect to any Alternative Transaction; and

(b)   not, directly or indirectly, waive or vary any terms or conditions of any confidentiality or standstill agreement that it has, as of the date hereof, entered into with any person considering any Alternative Transaction and shall immediately request the return (or the deletion from retrieval systems and databases or the destruction) of all information provided to others in connection with an Alternative Transaction.

Agreement to Tender

The Supporting Directors and Officers agreed to as soon as practicable and in any event on or before the fifth business day prior to the Expiry Time, irrevocably accept the Offer and to deposit or cause to be deposited under the Offer all Common Shares that they own or over which they exercise direction or control, including Common Shares issuable or conditionally issuable upon the exercise or conditional exercise of Options held by them. Thereafter, except as permitted by the Lock-Up Agreements, the Supporting Directors and Officers agreed not to withdraw or take any action to withdraw of the Common Shares deposited under the Offer (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise they may have).

Termination of the Lock-Up Agreements

The Lock-Up Agreements shall terminate upon the termination of the Support Agreement in accordance with its terms.

7.     DESCRIPTION OF THE SUBSCRIPTION AGREEMENT

The following is a summary only of certain provisions of the Subscription Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by the provisions of the Subscription Agreement. The Subscription Agreement was filed by Miramar with Securities Authorities when it was entered into, and is available on SEDAR at www.sedar.com.

Under the Subscription Agreement, NMCCL subscribed for 18.5 million units of Miramar for $2.35 per unit, each unit consisting of one Common Share and one warrant exercisable to purchase one Common Share for $2.75 for a period of 48 months. The Subscription Agreement also provided for the right of NMCCL to participate in any further financings of Miramar including equity, convertible debt, non-convertible debt or project financing, up to 19.99%, so long as NMCCL holds at least 10% of the issued and outstanding Common Shares (calculated after giving effect to the exercise of the Warrants). The Subscription Agreement further provides that Miramar will cooperate with NMCCL on certain technical, financial and permitting issues with respect to the Hope Bay project. The Subscription Agreement restricts NMCCL from increasing its ownership of Common Shares above 19.99% of its aggregate Common Shares (calculated after giving effect to the exercise of the Warrants) for four years from the date of the Subscription Agreement without the consent of Miramar, subject to certain exceptions. The Subscription Agreement also provides for certain restrictions on the ability of NMCCL to sell its Common Shares or the Warrants, which restrictions have been waived in the Support Agreement until the earlier of the Expiry Time and the acquisition by the Offeror of Common Shares that result in the Offeror and its affiliates owning at least 50.01% of the Common Shares.

8.     PURPOSE OF THE OFFER AND PLANS FOR MIRAMAR

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all the Common Shares. If the Offeror takes up and pays for a sufficient number of Common Shares validly deposited under the Offer, the

Offeror intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction if available, to acquire all the outstanding Common Shares not deposited under the Offer. See Section 16 of this Circular, “Acquisition of Common Shares not Deposited”.

If the Offeror proposes a Compulsory Acquisition or a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions or in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired pursuant to the Offer.

Plans for Miramar

Aside from investing in and continuing to expand the Hope Bay project, Newmont has not evaluated what other changes it might effect to Miramar’s business operations or corporate structure. If permitted by Law, subsequent to the completion of the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Common Shares from the Exchanges and cause Miramar to cease to be a reporting issuer in each province and territory in Canada in which it has such status. See Section 9 of the Circular, “Effect of the Offer on the Market For and Listing of Common Shares and Status as Reporting Issuer”.

9.     EFFECT OF THE OFFER ON THE MARKET FOR AND LISTING OF COMMON SHARES AND STATUS AS A REPORTING ISSUER

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the Exchanges establish certain criteria that, if not met, could, upon successful completion of the Offer, lead to the delisting of the Common Shares from the Exchanges. Among such criteria is the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the Exchanges. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Common Shares.

If permitted by Laws, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Common Shares from the Exchanges. If the Common Shares are delisted from the Exchanges, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Miramar remains subject to public reporting requirements in Canada and the United States and other factors.

10.  SOURCE OF FUNDS

The Offeror estimates that, if it acquires all of the Common Shares, excluding the Common Shares that it already directly or indirectly owns, the total amount of cash required for the purchase of the Common Shares will be approximately Cdn.$1.3 billion.

Newmont will finance the acquisition of Common Shares under the Offer with general corporate funds, the Newmont Credit Facility, or under a commitment for short-term revolving credit, or with a combination of the foregoing. With respect to the commitment for short-term revolving credit, Newmont has received a commitment letter dated October 8, 2007 from JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc. on behalf of its affiliated companies to provide a senior, unsecured, short-term revolving credit facility in an aggregate principal amount of U.S.$1.3 billion (the “Short-Term Facility”). The initial acquisition of the 18,500,000 Common Shares pursuant to the Subscription Agreement was financed with corporate funds.

The Offeror believes that the financial condition of each of Newmont and the Offeror is not material to a decision by a Miramar Shareholder whether to deposit Common Shares under the Offer because (i) cash is the only consideration that will be paid to Miramar Shareholders in connection with the Offer, (ii) the Offeror is offering to purchase all of the outstanding Common Shares in the Offer, (iii) the Offer is not subject to obtaining any financing or to any financing contingencies; and (iv) with its cash on hand and the cash available under the Newmont Credit Facility and the Short-Term Facility, Newmont will have sufficient funds to fund or arrange for funding of the Offeror with the total amount required to purchase the Common Shares under the Offer.

11.  OWNERSHIP OF AND TRADING IN SECURITIES OF MIRAMAR

Newmont directly owns no Common Shares. NMCCL, 100% of the outstanding common shares of which are indirectly owned by Newmont, currently owns 18,500,000 Common Shares that NMCCL acquired pursuant to the Subscription Agreement, as well as the right to acquire an additional 18,500,000 Common Shares pursuant to exercise of the Warrants. Those 37,000,000 Common Shares represent approximately 15.5% of the 220,807,634 Common Shares represented to be outstanding by Miramar in the Support Agreement, adjusted to account for the 18,500,000 Common Shares that are issuable under the Warrants. Because of its indirect ownership of 100% of the outstanding common shares of NMCCL, Newmont is deemed for certain purposes to beneficially own all Common Shares owned by NMCCL.  Guy Lansdown, a Senior Vice President of Newmont, also beneficially owns 900 Common Shares, that were acquired in 1997 in open market purchases.

Other than as described above, to the knowledge of the Offeror, after reasonable enquiry, no Common Shares, Options or other securities of Miramar are owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate of a director or senior officer of Newmont, any person or company holding more than 10% of any class of equity securities of Newmont, or any person or company acting jointly or in concert with Newmont, the Offeror, NMCCL or any other Newmont subsidiary.

None of Newmont, the Offeror, NMCCL or any other Newmont subsidiary or any director or senior officer of Newmont, the Offeror or any other Newmont subsidiary or, to the knowledge of the Offeror after reasonable enquiry, any of the other persons referred to above, has traded in any securities of Miramar during the six months preceding the date hereof.

There is no person acting “jointly or in concert” with Newmont, the Offeror, NMCCL or any other Newmont subsidiary in connection with the transactions described in the Offer and this Circular.

12.  COMMITMENTS TO ACQUIRE SECURITIES OF MIRAMAR

Other than the Lock-up Agreements, none of Newmont, the Offeror, NMCCL or any other Newmont subsidiary or any director or senior officer of Newmont, the Offeror, NMCCL or any other Newmont subsidiary, or, to the knowledge of the Offeror, after reasonable enquiry, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of Newmont, or any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any equity securities of Miramar except for Common Shares pursuant to the Offer.

13.  MATERIAL CHANGES IN AFFAIRS OF MIRAMAR

The Offeror has no information that indicates any material change in the affairs of Miramar since the date of the last published financial statements of Miramar, other than as disclosed in this Circular and such other material changes as have been publicly disclosed by Miramar. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but that would reasonably be expected to affect the decision of Miramar Shareholders to accept or reject the Offer.

14.  BENEFITS FROM THE OFFER

To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Miramar, to any associate of a director or senior officer of Miramar, to any person or company holding more than 10% of any class of equity securities of Miramar or to any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Miramar Shareholders generally.

15.  ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than the Lock-Up Agreements, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Miramar and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office following the completion of the Offer.

Other than the Support Agreement, the Lock-Up Agreements and the Subscription Agreement, there are no agreements, arrangements or understandings, formal or informal, between Newmont, NMCCL, the Offeror and Miramar and any securityholder of Miramar with respect to the Offer or between Newmont, NMCCL, the Offeror and any person or company with respect to any securities of Miramar in relation to the Offer, except as otherwise set out in this Circular.

16.  ACQUISITION OF COMMON SHARES NOT DEPOSITED

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed.

Compulsory Acquisition

Section 300 of the BCBCA permits the Offeror to acquire the Common Shares not tendered to the Offer if, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Common Shares to which the Offer relates, other than securities already held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates (as such term is defined in the BCBCA).

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding Common Shares, other than Common Shares held on the date of the Offer by, or by a nominee for, the Offeror or its affiliates (as such term is defined in the BCBCA), and the Offeror acquires such deposited Common Shares, the Offeror may acquire the remainder of the Common Shares for the same price and on the same terms as such Common Shares were acquired under the Offer, pursuant to the provisions of section 300 of the BCBCA (a “Compulsory Acquisition”). To exercise such statutory right, the Offeror must, within five months of the date of the Offer, send written notice as prescribed by section 300 of the BCBCA (the “Notice”) to each Shareholder from whom the Offeror wants to acquire Common Shares and who did not accept the Offer (in each case a “Remaining Shareholder”).

Upon the giving of the Notice, the Offeror will be entitled and bound to acquire every Common Share held by the Remaining Shareholders to whom the Notice was given for the same price and on the same terms set forth in the Offer, unless the Supreme Court of British Columbia (the “Court”), on application made by any Remaining Shareholder to whom the Notice was given within two months from the date of the giving of the Notice, orders otherwise. Pursuant to any such application, the Court may (a) set the price and terms of payment for the Common Shares held by the Remaining Shareholder; and (b) make such consequential orders and give such directions as the Court considers appropriate.

Where the Notice has been given by the Offeror and the Court has not, on an application made by a Remaining Shareholder to whom the Notice was given, ordered otherwise, the Offeror shall, on the expiration of two months from the date on which the Notice was given, or, if an application to the Court by a Remaining Shareholder to whom the Notice was given is then pending, then after that application has been disposed of, send a copy of the Notice to Miramar and pay or transfer to Miramar the amount or other consideration representing the price payable by the Offeror for the Common Shares that the Offeror is entitled to acquire, and Miramar will thereupon register the Offeror as a Shareholder with respect to those Common Shares. No transfer instrument will be required to effect the change of registration of the Common Shares from the Remaining Shareholders to the Offeror.  The Remaining Shareholders will be entitled to obtain from Miramar the applicable consideration for the sale of their Common Shares in accordance with instructions contained within or accompanying the Notice.

Section 300 of the BCBCA also provides that if the Offeror is entitled to deliver the Notice and has chosen not to do so, Remaining Shareholders may, by following the procedures specified by the BCBCA, require the Offeror to purchase their Common Shares at the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the rights of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of section 300 of the BCBCA. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining  Shareholder’s rights may be lost or altered. In the event the Offeror acquires Common Shares not tendered to the Offer pursuant to Section 300 of the BCBCA, Shareholders should review Section 300 of the BCBCA for the full text of the relevant statutory provisions and Shareholders who wish to be better informed about the provisions of section 300 of the BCBCA should consult their legal advisors.

See Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of this Circular, “Certain United States Federal Income Tax Considerations”, for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer, and the foregoing statutory right of Compulsory Acquisition is not available or not exercised, the Offeror reserves the right (and currently intends to do so in the appropriate circumstances if the Offeror considers it necessary or desirable) to use all reasonable efforts to complete an amalgamation, plan of arrangement, amendment to articles, capital reorganization, share consolidation or other transaction involving Miramar and the Offeror and/or one or more affiliates of the Offeror (a “Subsequent Acquisition Transaction”) for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired by the Offeror pursuant to the Offer (or already owned directly or indirectly by Newmont). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired pursuant to the Offer.

Rule 61-501 and Regulation Q-27 may respectively deem a Subsequent Acquisition Transaction to be a “business combination” or “going private transaction” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder and a “related party” of Miramar, directly or indirectly, acquiring Miramar or combining with Miramar through an amalgamation, arrangement or otherwise. Following completion of the Offer, the Offeror would be a “related party” of Miramar for purposes of Rule 61-501 and Regulation Q-27. Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to Rule 61-501 and Regulation Q-27 exempting Miramar and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of Rule 61-501 and Regulation Q-27. An exemption is available under Rule 61-501 and Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

Accordingly, no Shareholder should construe the contents of this document as legal, tax, financial or other professional advice.  This document does not take into account the specific investment objectives, financial situation and particular needs of Shareholders.  Shareholders should read this document carefully, and in its entirety, before making a decision as to whether to accept the Offer.  Each Shareholder should consult its own financial and/or professional advisers as to the legal, tax, financial or other matters relevant to the action it should take in connection with the Offer.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would also require that, in addition to any other required securityholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any business combination or going private transaction, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Authorities, all Shareholders other than the Offeror, related parties of the Offeror or any person or company acting jointly or in concert with the Offeror in connection with the Offer or any subsequent business combination or going private transaction. Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Common Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer and the Shareholder that tendered the Common Shares was not (a) acting jointly or in concert with the Offeror in respect of the Offer, (b) a direct or indirect party to any connected transaction to the Offer or (c) entitled to receive, directly or indirectly, in connection with the Offer consideration per security that is not identical in amount and form to the entitlement of Shareholders in Canada or a collateral benefit. The Offeror currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by Rule 61-501 and Regulation Q-27, to be counted as part of any minority approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction also may result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Common Shares. The fair value so determined could be more or less than the amount paid per Common Share pursuant to such transaction or pursuant to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Common Shares, would necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer.

If the Offeror is unable or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Miramar, or taking no action to acquire additional Common Shares. Subject to Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or may either sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or going private transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations or going private transactions. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations or going private transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

17.  REGULATORY MATTERS

Canadian Competition Act

Under the Canadian Competition Act, an acquisition of voting shares of a corporation that carries on an operating business in Canada is subject to pre-merger notification under Part IX of the Canadian Competition Act if certain financial and voting interest thresholds are exceeded. Where pre-merger notification is required, certain information must be provided to the Commissioner of Competition (the “Canadian Commissioner”) and the transaction may not be completed until the expiry, waiver or termination of a statutory waiting period.  Notification may be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). If a short-form filing is made, the Canadian Commissioner may, within the 14-day waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing. The Canadian Commissioner’s review of the transaction may take longer than the statutory waiting period.

The Canadian Commissioner may apply to the Canadian Competition Tribunal in respect of a “merger” (as defined under the Canadian Competition Act), and if the Canadian Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, the Canadian Competition Tribunal may issue an order to, among other things, prohibit the acquisition of assets or shares in the case of a proposed merger or dispose of assets or shares acquired in the case of a completed merger.

Alternatively, where the Canadian Commissioner is satisfied by a party or the parties to a transaction that she would not have sufficient grounds to apply to the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act, the Canadian Commissioner may issue an advance ruling certificate (“ARC”) in respect of that transaction. Where an ARC is issued, the parties to the transaction are not required to file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Canadian Commissioner cannot seek an order of the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The purchase of the Common Shares contemplated by the Offer is subject to pre-merger notification and constitutes a “merger” under the Canadian Competition Act. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that (i) the Canadian Commissioner shall have issued an ARC under Section 102 of the Canadian Competition Act in respect of the purchase of the Common Shares by the Offeror, or (ii) the waiting period under Part IX of the Canadian Competition Act shall have expired or have been waived in accordance with the Canadian Competition Act and the Canadian Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the satisfaction of the Offeror acting reasonably that she is of the view that, at that time, grounds do not exist to initiate proceedings before the Canadian Competition Tribunal under the merger provisions of the Canadian Competition Act with respect to the purchase of the Common Shares by the Offeror (or words to that effect).  See Section 4 of the Offer, “Conditions of the Offer”. The Offeror intends to make an application for an ARC.

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a “Reviewable Transaction”) and in such a case cannot be implemented unless the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the transaction is likely to be of “net benefit to Canada”. An application for review must be filed with the Director of Investments prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review.

The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The purchase of the Common Shares contemplated by the Offer is a Reviewable Transaction. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that any required approval under the Investment Canada Act shall have been obtained or concluded on terms satisfactory to the Offeror in its sole judgment. See Section 4 of the Offer, “Conditions of the Offer”. The Offeror has filed an application for review with the Director of Investments.

18.  CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Offeror, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described under the heading “Acquisition of Common Shares not Deposited” in Section 16 of the Circular.

This summary is based on the current provisions of the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder in force as of the date hereof, and counsel’s understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed.  However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by judicial, governmental or legislative decision or action, or changes in administrative policies of CRA, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Shareholder that is a “specified financial institution” as defined in the Tax Act, to a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act or to a Shareholder who has acquired Common Shares on the exercise of Options or pursuant to the Long Term Incentive Plan. Such Shareholders should consult their own tax advisors.

All amounts relating to the acquisition or disposition of Common Shares must be determined in Canadian dollars for purposes of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares having regard to their own particular circumstances, including the application and effect of the income and other tax laws of any national, provincial, state or local tax authority. In addition, holders of Options, holders of other securities convertible or exchangeable into Common Shares, if any, should consult their own tax advisors having regard to their own personal circumstances.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada, deals at arm’s length with and is not affiliated with Newmont, the Offeror or Miramar and holds Common Shares as capital property (a “Resident Holder”). Common Shares generally will be considered to be capital property to a Shareholder unless the Shareholder holds such Common Shares in the course of carrying on a business or acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.  In certain circumstances, a Shareholder whose Common Shares might not otherwise be considered capital property may make an irrevocable election under subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Shareholders who may not hold their Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.  Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described under Section 16 of this Circular, “Acquisition of Common Shares not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares pursuant to Section 300 of the BCBCA.  A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”.

A Resident Holder who dissents in a Compulsory Acquisition and is entitled to receive from the Offeror the fair value of its Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount fixed as such by the Court (not including the amount of any interest awarded by the Court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale Pursuant to the Offer”.

Any interest awarded to a dissenting Resident Holder by the Court is required to be included in computing such Resident Holder’s income for the purposes of the Tax Act.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including interest and taxable capital gains.

Subsequent Acquisition Transaction

As described under Section 16 of this Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Miramar with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who had not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation exclusively for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”), which would thereafter be immediately redeemed for cash. Generally, in those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of its Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder’s capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33⅓% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the redemption of its Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of its Redeemable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit for “eligible dividends” paid after 2005. There can be no assurance that any deemed dividend will be an eligible dividend.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by the Court).

Qualified Investment

As described under Section 9 of this Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the Exchanges following the completion of the Offer. Resident Holders are cautioned that the Common Shares will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, and deferred profit sharing plans if the Common Shares are no longer listed on a prescribed stock exchange (which currently includes the Exchanges) (or, following royal assent to the relevant Tax Proposals, on a “designated stock exchange”, which will include all existing stock exchanges that are prescribed stock exchanges) and Miramar ceases to be a “public corporation” for purposes of the Tax Act, and will cease in those circumstances to be qualified investments for trusts governed by registered disability savings plans following royal assent to relevant Tax Proposals.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm’s length with and is not affiliated with Newmont, the Offeror or Miramar, holds the Common Shares as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident Shareholder that is an insurer for which Common Shares are “designated insurance property” under the Tax Act, or an “authorized foreign bank”, as defined in the Tax Act.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares pursuant to the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Common Share will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed at that time on a prescribed stock exchange (which currently includes the Exchanges) (or, at a time following royal assent to the relevant Tax Proposals, on a “designated stock exchange”, which will include all existing stock exchanges that are prescribed stock exchanges), (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons, did not own 25% or more of the shares of any class or series of Miramar at any time within the 60-month period immediately preceding that time, and (c) such Common Share is not deemed to be taxable Canadian property to such Non-Resident Holder for purposes of the Tax Act. See “Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Even if the Common Shares are considered to be taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Common Shares constitute “treaty-protected property”.  Common Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under Part I of the Tax Act.  By way of example, under the Canada-U.S. Income Tax Convention (the “U.S. Treaty”), a Non-Resident Holder who is a resident of the U.S. for the purposes of the Tax Act and the U.S. Treaty will generally be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares provided the value of such shares is not derived principally from real property situated in Canada. Non-Resident Holders whose

Common Shares may constitute taxable Canadian property should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Shareholders Resident in Canada — “Sale Pursuant to the Offer” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property should consult its own tax advisors regarding any resulting Canadian reporting requirements.

Any interest awarded by the Court and paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefit of the U.S. Treaty, by way of example, and is the beneficial owner of the interest, at this time, the applicable rate is generally reduced to 10%. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances. If enacted, once effective, relevant Tax Proposals will eliminate Canadian withholding tax on interest paid or credited to a Non-Resident Holder.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described under Section 16 of this Circular, “Acquisition of Common Shares not Deposited — Subsequent Acquisition Transaction”, the Offeror reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired pursuant to the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, reorganization, consolidation, recapitalization, or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See “Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Shareholders not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the U.S. Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

Any interest paid to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefit of the U.S. Treaty, by way of example, and is the beneficial owner of the interest, at this time, the applicable rate is generally reduced to 10%. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances. If enacted, once effective, relevant Tax Proposals will eliminate Canadian withholding tax on interest paid or credited to a Non-Resident Holder.

Delisting of Common Shares Following Completion of the Offer

As described under Section 9 of this Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the Exchanges following the completion of the Offer and may not be listed on any such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Common Shares are not listed on a prescribed stock exchange (which currently includes the Exchanges) at the time they are disposed of (or, for dispositions following royal assent to the relevant Tax Proposals, on a “designated stock exchange”):

(a)   the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

(b)   Non-Resident Holders will be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result;

(c)   Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute “treaty-protected property”, as described above); and

(d)   the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares (unless, for dispositions following royal assent to Tax Proposals, the Common Shares are listed on a “recognized stock exchange”).

19.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax considerations generally applicable to U.S. Shareholders (as defined below) with respect to the disposition of Common Shares pursuant to the Offer (or a Compulsory Acquisition). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set forth below. The discussion does not address aspects of U.S. federal taxation other than income taxation, nor does it address aspects of U.S. federal income taxation that may be applicable to particular shareholders who are subject to special tax rules, including but not limited to shareholders who are dealers in securities, traders in securities that elect to use mark-to-market method of accounting, life insurance companies, tax-exempt organizations, banks, financial institutions, foreign persons, partnerships and other pass-through entities (or persons who hold Common Shares through partnerships or other pass-through entities), persons who currently own (or have, within the past 60 month period, owned), directly, indirectly or constructively, 5% or more, by voting power or value, of the outstanding shares of Miramar or Newmont, persons whose functional currency is not the U.S. dollar or who acquired their Common Shares in a compensatory transaction and persons who hold Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as a “capital asset” within the meaning of Section 1221 of the Code. The discussion does not address the U.S. federal income tax consequences to holders of options to purchase Common Shares or holders of stock or securities convertible or exchangeable into Common Shares. In addition, it does not address state, local or foreign tax consequences. U.S. Shareholders are urged to consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 16 of this Circular, “Acquisition of Common Shares not Deposited”.

*          *          *          *          *

The following summary (i) was not intended or written to be used, and cannot be used, for the purpose of avoiding penalties and (ii) was written to support the promotion and marketing of a transaction.  Taxpayers should seek advice based on their own particular circumstances from an independent tax advisor.

*          *          *          *          *

As used herein, the term “U.S. Shareholder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes (a) a citizen or resident of the U.S.; (b) a corporation, or other entity taxable as a corporation created or organized under the laws of the U.S. or any state; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if a U.S. court is able to exercise primary jurisdiction over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust has elected to be treated as a U.S. person.

Disposition of Common Shares

Subject to the discussion below under “Passive Foreign Investment Companies”, a U.S. Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for U.S. federal income tax purposes, which will be treated as ordinary income) and the U.S. Shareholder’s adjusted tax basis in the Common Shares sold in the Offer or the Compulsory Acquisition. The gain or loss will generally be capital gain or loss and, for non-corporate U.S. shareholders will be subject to a maximum U.S. federal income tax rate of 15% if the Common Shares were held for more than one year.  The amount of any Canadian dollars received by a U.S. Shareholder will generally be translated into U.S. dollars for purposes of calculating the gain or loss described above.  A subsequent disposition of any Canadian dollars received will generally give rise to U.S. source ordinary income or loss.  U.S. Shareholders should consult their own tax advisors regarding the U.S. federal income tax consequences of acquiring, holding and disposing of foreign currency.

If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described in Section 16 of this Circular, “Acquisition of Common Shares not Deposited”. The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash in exchange for Common Shares, it is expected that the U.S. federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. U.S. Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

Passive Foreign Investment Companies

In general, Miramar would be a passive foreign investment company (a “PFIC”) if, for any taxable year, 75% or more of its gross income constituted “passive income” or 50% or more of the average value of its assets produced, or were held for the production of, passive income. Miramar previously disclosed, in documents publicly filed with the SEC, that it expected that it would be a PFIC for the taxable year ending December 31, 2006. In addition, Miramar has advised the Offeror that Miramar believes that it was a PFIC for the year ended December 31, 2006 and based on current business plans and financial projections that it would likely be a PFIC for the year ending December 31, 2007.  If Miramar is or has been a PFIC at any time during a U.S. Shareholder’s holding period and the U.S. Shareholder did not effectively elect to be taxable currently on his or her pro rata share of Miramar’s earnings during such holding period or to be taxed on a “mark to market” basis with respect to his or her Common Shares, such U.S. Shareholder would suffer adverse tax consequences, and U.S. federal income tax consequences different from those above may apply.  These consequences may include having any gain recognized by the U.S. Shareholder as a result of his or her participation in the Offer (or a Compulsory Acquisition) treated as ordinary income rather than capital gain and being subject to a punitive interest charge.  U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Miramar being classified as a PFIC.

Information Reporting and Backup Withholding

Payments in respect of Common Shares may, under certain circumstances, be subject to information reporting and backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition), unless the U.S. Shareholder provides proof of an applicable exemption or furnishes its correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax.  Rather, any amount withheld under the backup withholding rules should generally be creditable or refundable against the U.S. Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

20.       ACCEPTANCE OF THE OFFER

With the exception of the Supporting Directors and Officers who have entered into the Lock-Up Agreements, the Offeror has no knowledge regarding whether any Shareholder will accept the Offer.

21.       DEPOSITARY

The Offeror has engaged Computershare Investor Services Inc. as the Depositary to receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the offices specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in the City of Toronto. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

22.       FINANCIAL ADVISORS, DEALER MANAGERS AND SOLICITING DEALER GROUP

Newmont has retained Genuity Capital Markets to act as its financial advisor with respect to the acquisition of Miramar.

The Offeror also has engaged the services of Genuity Capital Markets to act as dealer manager in Canada and to solicit acceptances of the Offer in Canada, and Genuity Capital Markets USA Corp. to act as dealer manager in the U.S. The Dealer Managers will be reimbursed by the Offeror for their reasonable out-of-pocket expenses. In addition, the Dealer Managers will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

The Canadian Dealer Manager has also undertaken to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer from persons resident in Canada. Each member of the Soliciting Dealer Group, including the Canadian Dealer Manager, is referred to herein as a “Soliciting Dealer”. The Offeror has agreed to pay to each Soliciting Dealer who has entered into an agreement with the Canadian Dealer Manager and whose name appears in the appropriate space of a properly completed and executed Letter of Transmittal a fee of Cdn.$0.05 for each Share deposited and taken up by the Offeror under the Offer, provided that a minimum of 1,000 Common Shares per beneficial owner are so deposited and taken up. A minimum fee of Cdn.$75 and a maximum fee of Cdn.$1,000 will be paid in respect of any single beneficial owner of Common Shares. Where the Common Shares deposited and registered in a single name are beneficially owned by more than one person, the Cdn.$75 minimum and Cdn.$1,000 maximum amounts will be applied separately in respect of each such beneficial owner, provided that no fee will be payable in respect of any Common Shares so deposited by and taken up from a beneficial holder of fewer than 1,000 Common Shares. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror at the time of deposit.

Except as set forth above, the Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares pursuant to the Offer. Stockbrokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Offeror for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

No fee or commission will be payable by any Shareholder who transmits such Shareholder’s Common Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer. However, a broker or nominee through whom a Shareholder owns Common Shares may charge a fee to tender Common Shares on behalf of the Shareholder. Shareholders should consult their brokers or nominees to determine whether any charges will apply.

23.       INFORMATION AGENT

The Offeror has retained MacKenzie Partners, Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

24.       STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.       DIRECTORS’ APPROVAL

The contents of this Offer and Circular have been approved, and the sending of this Offer and Circular to the Shareholders has been authorized, by the board of directors of each of the Offeror and Newmont.

CONSENT OF COUNSEL

TO:    The Directors of Newmont Mining B.C. Limited

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated October 31, 2007 made by Newmont Mining B.C. Limited to the holders of common shares of Miramar Mining Corporation

Toronto, Ontario, Canada October 31, 2007	(Signed) Goodmans LLP GOODMANS LLP

APPROVAL AND CERTIFICATE OF
NEWMONT MINING B.C. LIMITED

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Miramar Mining Corporation has been authorized, by the board of directors of Newmont Mining B.C. Limited. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: October 31, 2007

(Signed) Robert J. Gallagher President and Director

(Signed) Britt D. Banks Vice President and Director	(Signed) Blake M. Rhodes Secretary and Director

APPROVAL AND CERTIFICATE
OF NEWMONT MINING CORPORATION

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the shareholders of Miramar Mining Corporation has been authorized by, the board of directors of Newmont Mining Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: October 31, 2007

(Signed) Richard T. O’Brien President and Chief Executive Officer	(Signed) Russell D. Ball Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(Signed) Wayne W. Murdy Director and Chairman	(Signed) Pierre Lassonde Director and Vice Chairman

Any questions or requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto by Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toronto by Registered Mail, Hand or by Courier
100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Notices of Guaranteed Delivery and their corresponding Letters of Transmittal can only be sent to the Depositary’s Toronto office

Vancouver by Registered Mail, Hand or by Courier

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9

Attention: Corporate Actions

By Facsimile Transmission:

905.771.4082

Toll Free (North America):  1.800.564.6253

Overseas: 1.514.982.7555

E-Mail:  corporateactions@computershare.com

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
Telephone: 800.322.2885 (English)
888.405-1217 (French) or
(212) 929-5500 (Call Collect)
Fax: 212.929.0308
Email: miramar@mackenziepartners.com

The Dealer Managers for the Offer are:

In Canada	In the United States
GENUITY CAPITAL MARKETS Scotia Plaza, Suite 4900 40 King Street West, P.O. Box 1007 Toronto, Ontario M5H 3Y2 Telephone: 416.603.6000 Toll Free: 877.603.6001 Fax: 416.603.3099	GENUITY CAPITAL MARKETS USA CORP. 717 Fifth Avenue, Suite 1403 New York, New York 10022 Telephone: 212.644.0001 Fax: 212.644.1341

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY NEWMONT MINING B.C. LIMITED TO PURCHASE ALL OUTSTANDING COMMON SHARES OF MIRAMAR MINING CORPORATION.

LETTER OF TRANSMITTAL

for Deposit of Common Shares
of

MIRAMAR MINING CORPORATION

Pursuant to the Offer dated October 31, 2007
made by

NEWMONT MINING B.C. LIMITED
a wholly-owned indirect subsidiary of
NEWMONT MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON THURSDAY, DECEMBER 6, 2007 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN. SEE “TIME FOR ACCEPTANCE” IN SECTION 2 OF THE OFFER.

USE THIS LETTER OF TRANSMITTAL IF:

1.     YOU ARE DEPOSITING COMMON SHARE CERTIFICATE(S); OR

2.     YOU ARE A U.S. HOLDER FOLLOWING PROCEDURES FOR BOOK-ENTRY CONFIRMATION AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.     YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This letter of transmittal (the “Letter of Transmittal”) is for use by the holders (the “Shareholders”) of common shares (the “Common Shares”) of Miramar Mining Corporation (“Miramar”), in connection with the offer dated October 31, 2007, made by Newmont Mining B.C. Limited (the “Offeror”), a wholly-owned indirect subsidiary of Newmont Mining Corporation, to acquire all of the Common Shares of Miramar (the “Offer”). The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and related circular dated October 31, 2007 (the “Circular”) have the respective meanings set out in the Offer and the Circular.

This Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany share certificates representing the Common Shares, deposited pursuant to the Offer and must be received by Computershare Investor Services Inc. (the “Depositary”) before the Expiry Time at one of the offices listed below.

Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer,” provided that the confirmation of a book-entry transfer of Common Shares into the Depositary’s account at CDXS or DTC, together with an Agent’s Message in respect thereof are received by the Depositary prior to the Expiry Time. However, if a Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent’s Message, a Letter of Transmittal and any other required documents must be completed and received by the Depositary prior to the Expiry Time.

Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 in this Letter of Transmittal, “Procedure for Guaranteed Delivery”.

The Depositary, the Dealer Managers, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. HOLDER, YOU MUST ALSO COMPLETE THE IRS FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 9 OF THIS LETTER OF TRANSMITTAL, “U.S. SHAREHOLDERS AND IRS FORM W-9.”

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	NEWMONT MINING B.C. LIMITED

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary, at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Common Shares. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

MIRAMAR COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please fill in exactly as name(s) appear on certificates)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

*      Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. Refer to Instruction 7 of this Letter of Transmittal, “Partial Deposits.”

The undersigned:

1.     acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately at the time at which the Offeror takes up Common Shares deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Offer;

2.     delivers to the Offeror the enclosed certificates representing Common Shares (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”) and irrevocably accepts the Offer for and in respect of those Common Shares that are being delivered to the Depositary under the Offer represented by such certificates (the “Deposited Common Shares”) and, on and subject to the terms and conditions of the Offer, deposits, sells, assign and transfers to the Offeror, free and clear of all liens, charges, encumbrances, claims and equities and together with all right, title and interest in and to the Deposited Common Shares, including without limitation any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date on which the Offeror takes up the Common Shares, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”);

3.     represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and any Distributions being deposited to the Offeror, (ii) the undersigned owns the Deposited Common Shares and any Distributions, (iii) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares and Distributions, to any other person, (iv) the deposit of the Deposited Common Shares and Distributions complies with all Laws, and (v) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

4.     agrees that if, on or after the date of the Offer, Miramar should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change;

5.     agrees that if, on or after the date of the Offer, Miramar should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of Miramar in respect of Common Shares accepted for purchase pursuant to the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

6.     waives any right to receive notice of purchase of the Deposited Common Shares;

7.     irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the Shareholder covered by this Letter of Transmittal with respect to Common Shares registered in the name of the holder on the securities registers maintained by or on behalf of Miramar and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Common Shares”), and with respect to any and all Distributions that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Common Shares on or after the date on which the Offeror takes up Common Shares with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder: (a) to register or record the transfer or cancellation of Purchased Common Shares and Distributions consisting of securities on the appropriate registers maintained by or on behalf of Miramar; (b) for so long as any such Purchased Common Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to all Laws), as and when requested by the Offeror (by whom such Common Shares are purchased), any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Common Shares and Distributions, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Common Shares and Distributions for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Miramar; (c) to execute, endorse and negotiate, any cheques or other instruments representing such Distributions payable to or to the order of, or endorsed in favour of the Shareholder; and (d) to exercise any rights of a Shareholder with respect to such Purchased Common Shares and such Distributions, all as set forth in this Letter of Transmittal. The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer;

8.     revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the undersigned unless the Deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with the Offer;

9.     agrees not to vote any of the Purchased Common Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Miramar and not to exercise any of the other rights or privileges attached to the Purchased Common Shares, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Common Shares, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Common Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Common Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto;

10.   covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Common Shares to the Offeror;

11.   agrees that settlement with each Shareholder who has deposited Common Shares under the Offer will be made by the Depositary forwarding a cheque payable in Canadian funds by first-class mail representing the cash payment for the Common Shares taken up. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in this Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Miramar. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing;

12.   understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares, (b) this Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in this Letter of Transmittal and (c) any other required documents before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment. All payments under the Offer will be made in Canadian Dollars;

13.   acknowledges that any Deposited Common Shares that are not taken up by the Offeror pursuant to the terms and conditions of the Offer will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, by either sending certificates representing the Common Shares not purchased by first-class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the register of Shareholders maintained by or on behalf of Miramar;

14.   acknowledges that each authority herein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned;

15.   by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Common Shares (and/or Distributions) deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding. The undersigned acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits that the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Deposited Common Shares (and/or any Distributions), (iii) there shall be no duty or obligation on the Offeror, the Dealer Managers, any Soliciting Dealer, the Information Agent or the Depositary or any other person to give notice of any defect or irregularity in the deposit and no liability shall be incurred by any of them for failure to give such notice; (iv) the Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding, and (v) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer; and

16.   by reason of the use of an English language form of Letter of Transmittal, you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente letter de transmission, le soussignéest réputé avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de et cette lettre de transmission, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

SHAREHOLDER INFORMATION AND INSTRUCTIONS

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS	BLOCK B DELIVERY INSTRUCTIONS SEND CHEQUE (Unless Block “D” is checked)
ISSUE CHEQUE IN THE NAME OF AND	TO:
RETURN MIRAMAR SHARE CERTIFICATES
TO:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number

BLOCK C TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS

U.S. persons must provide their Taxpayer Identification Number	☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS
DEPOSITED

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐

CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF

GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OR THE
VANCOUVER, BRITISH COLUMBIA OFFICE OF THE DEPOSITARY AND COMPLETE THE
FOLLOWING:  (please print or type)

Name of Registered Holder

Date of Guaranteed Delivery

Name of Institution which Guaranteed Delivery

BLOCK F INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

The undersigned represents that the dealer who solicited and obtained this deposit is:

(Firm)	(Registered Representative)	(Telephone Number)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

BLOCK G

U.S. SHAREHOLDERS

A “U.S. Shareholder” is any shareholder that is either (A) providing an address in Block B which is located within the United States or any territory in possession thereof, or (B) a United States person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐  The owner signing this Letter of Transmittal represents that it IS NOT a U.S. Shareholder and IS NOT acting on behalf of a U.S. Shareholder.

☐  The owner signing this Letter of Transmittal IS a U.S. Shareholder or IS acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER, OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE IRS W-9 FORM ATTACHED HERETO, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THESE INSTRUCTIONS (SEE INSTRUCTION 9 TO THIS LETTER OF TRANSMITTAL).

INSTRUCTIONS AND RULES

1.             Use of Letter of Transmittal

(a)           This Letter of Transmittal (or a manually executed facsimile copy thereof), properly completed and duly executed as required by the instructions set forth below, together with accompanying certificate(s) representing the Deposited Common Shares must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Toronto time) on Thursday, December 6, 2007, the Expiry Time, unless the Offer is accelerated, extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below, “Procedure for Guaranteed Delivery” is employed.

(b)           The method used to deliver this Letter of Transmittal, any accompanying certificate(s) representing the Deposited Common Shares and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

(c)           Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

2.             Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a)           the deposit is made by or through an Eligible Institution (as defined below);

(b)           the Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a facsimile thereof, properly completed and executed, is received by the Depositary at its Toronto or Vancouver office at or prior to the Expiry Time; and

(c)           the certificate(s) representing Deposited Common Shares, together with this Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by this Letter of Transmittal, are received by the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, this Letter of Transmittal and accompanying share certificate(s), must be delivered to the Toronto or Vancouver office of the Depositary.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission to the Depositary at its office in Toronto or Vancouver and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers of banks and trust companies in the United States.

3.             Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations” below).

(a)           If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)           If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Miramar or if the cash payable is to be delivered to a person other than the registered holder, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney that corresponds exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and guaranteed by an Eligible Institution, as noted in Instruction 4, “Guarantee of Signatures” below.

4.             Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited herewith, or if Deposited Common Shares not purchased are to be returned to a person other than the registered holder or sent to an address other than the address of the registered holder as shown on the registers of Miramar or if the cash payable is to be delivered to a person other than the registered holder, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer power is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.             Delivery Instructions

If any cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder at it appears in Box A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Box B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Box B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Box A or, if no address is provided in Box A, then it will be mailed to the address of such holder as it appears on the securities register of Miramar. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.             Partial Deposits

If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificate(s) representing Common Shares not deposited to or purchased under the Offer are to be returned other than in the name of, and to the address of the person shown in the registers maintained by or on behalf of Miramar, complete Box B on this Letter of Transmittal.

8.             Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Box F on this Letter of Transmittal. If this Letter of Transmittal represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit.

9.             IRS Form W-9 for U.S. Shareholders Only

United States federal income tax law generally requires that a U.S. person who receives cash in exchange for Common Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may generally be obtained.

To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing the IRS Form W-9 attached to this document, which requires such holder to certify under penalties of perjury, (i) that the TIN provided is correct (or that such holder is awaiting a TIN), (ii) that the holder is not subject to backup holding because (a) the holder is exempt from backup withholding, (b) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding, and (iii) that the holder is a U.S. person for United States federal income tax purposes. For information about what number to provide the Depositary, see the instructions to the enclosed IRS Form W-9.

Exempt holders (including, among others, all corporations) are not subject to information reporting and backup withholding requirements. For information about what number to provide the Depositary, see the instructions to the enclosed IRS Form W-9. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of the IRS Form W-9, check the “Exempt payee” box in the line following the business name, and sign and date the form. See the instructions in the attached IRS Form W-9 for additional information.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the instructions to the enclosed IRS Form W-9 for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the instructions to the enclosed IRS Form W-9 for information on applying for a TIN, (ii) write “Applied For” in the space for the TIN in Part I of the IRS Form W-9, and (iii) sign and date the IRS Form W-9. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If the IRS Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8BEN, IRS Form W-8IMY or IRS Form W-8ECI, as applicable, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THE ADVICE IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING

OF THE TRANSACTION OR THE MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

10.          Miscellaneous

(a)           If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Common Shares, additional certificate numbers and number of Deposited Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)           If Deposited Common Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal should be signed for each different registration.

(c)           No alternative, conditional or contingent deposits will be acceptable. All depositing Shareholders by execution of this Letter of Transmittal or a manually executed facsimile copy hereof waive any right to receive any notice of the acceptance of Deposited Common Shares for payment, except as required by Law.

(d)           The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e)           The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer (other than to members of the Soliciting Dealer Group and the Depositary), except as otherwise set forth in the Offer.

(f)            Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(g)           All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Dealer Managers or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in the Offer and Circular.

(h)           Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the back page of this Letter of Transmittal.

11.          Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary at its office in Toronto or Vancouver, listed herein. The Depositary will forward such letter to Miramar’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Miramar’s transfer agent may contact you.

If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

12.          Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance or social security number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Code relating to information practices and privacy protection. It is available at computershare.com, or by writing the Depositary at the addresses indicated below. The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.

THIS LETTER OF TRANSMITTAL OR A MANUALLY EXECUTED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY EXECUTED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRY TIME.

Any questions or requests for assistance may be directed to the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto by Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toronto by Registered Mail, by Hand or by Courier
100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1
Attention:  Corporate Actions

Letters of Transmittal delivered with corresponding Notices of Guaranteed Delivery can only be sent to the Depositary’s Toronto office

Vancouver by Registered Mail, by Hand or by Courier

510 Burrard Street, 2nd Floor

Vancouver, British Columbia V6C 3B9

Attention:  Corporate Actions

By Facsimile Transmission:

905.771.4082

Toll Free (North America):  1.800.564.6253

Overseas: 1.514.982.7555

E-Mail:  corporateactions@computershare.com

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
Telephone: 800.322.2885 (English)
888.405-1217 (French) or
(212) 929-5500 (Call Collect)
Fax: 212.929.0308
Email: miramar@mackenziepartners.com

The Dealer Managers for the Offer are:

In Canada	In the United States

GENUITY CAPITAL MARKETS Scotia Plaza, Suite 4900 40 King Street West, PO Box 1007 Toronto, Ontario M5H 3Y2 Telephone: 416.603.6000 Toll Free: 877.603.6001 Fax: 416.603.3099	GENUITY CAPITAL MARKETS USA CORP. 717 Fifth Avenue, Suite 1403 New York, New York 10022 Telephone: 212.644.0001 Fax: 212.644.1341

Form W-9	Request for Taxpayer	Give form to the
(Rev. October 2007)	Identification Number and Certification	requester. Do not
Department of the Treasury		send to the IRS.
Internal Revenue Service

Print or type See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership		Exempt
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) ☐ Other (see instructions)		☐ payee

Address (number, street, and apt. or suite no.)		Requester’s name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number

Part II	Certification

Under penalties of perjury, I certify that:

1.          The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.          I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.          I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign	Signature of
Here	U.S. person	Date

General Instructions

 Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•  An individual who is a U.S. citizen or U.S. resident alien,

•  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

•  An estate (other than a foreign estate), or

•  A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

•  The U.S. owner of a disregarded entity and not the entity,

•  The U.S. grantor or other owner of a grantor trust and not the trust, and

•  The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Penalties

Failure to furnish TIN.  If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding.  If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC). Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner’s name on the “Name” line. Enter the LLC’s name on the “Business name” line.

For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name” line.

Note.  You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the business name, sign and date the form.

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Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt payees except for 9

Broker transactions	Exempt payees 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and patronage dividends	Exempt payees 1 through 5

Payments over $600 required to be reported and direct sales over $5,000 (1)	Generally, exempt payees 1 through 7 (2)

(1)  See Form 1099-MISC, Miscellaneous Income, and its instructions.

(2)  However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note.  Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person,  or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see Exempt Payee on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

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3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)

3.	Custodian account of a minor	The minor (2)
(Uniform Gift to Minors Act)

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee (1)

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)

5.	Sole proprietorship or disregarded entity owned by an individual	The owner (3)

For this type of account:		Give name and EIN of:

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	Legal entity (4)

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)  List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)  Circle the minor’s name and furnish the minor’s SSN.

(3)  You must show your individual name and you may also enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

(4)  List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•	Protect your SSN,
•	Ensure your employer is protecting your SSN, and
•	Be careful when choosing a tax preparer.

Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

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THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE
IN ACCEPTING THE OFFER (DEFINED BELOW).

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares

of

MIRAMAR MINING CORPORATION

Pursuant to the Offer dated October 31, 2007

made by

NEWMONT MINING B.C. LIMITED

a wholly-owned indirect subsidiary of

NEWMONT MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON
THURSDAY, DECEMBER 6, 2007 (THE “EXPIRY TIME”), UNLESS EXTENDED OR
WITHDRAWN. SEE “TIME FOR ACCEPTANCE” IN SECTION 2 OF THE OFFER.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT
YOUR COMMON SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE
NOT ABLE TO DELIVER YOUR SHARE CERTIFICATE(S) TO THE DEPOSITARY ON OR BEFORE
THE EXPIRY TIME.

This Notice of Guaranteed Delivery must be used to accept the offer dated October 31, 2007 (the “Offer”) made by Newmont Mining B.C. Limited (the “Offeror”), a wholly-owned indirect subsidiary of Newmont Mining Corporation, for share certificates representing common shares (the “Common Shares”) of Miramar Mining Corporation (“Miramar”), only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the “Shareholder”) is not able to deliver the certificates and all other required documents to Computershare Investor Services Inc. (the “Depositary”) at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or courier, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary at the address or facsimile number listed in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Offer and related circular dated October 31, 2007 (the “Circular”) have the respective meanings set out in the Offer and the Circular.

The Depositary, the Dealer Managers, the Information Agent or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery (see back page of this Notice of Guaranteed Delivery for addresses and telephone numbers). Persons whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth under “Manner of Acceptance – Procedure for Guaranteed Delivery” in Section 3 of the Offer, if a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a copy of this Notice of Guaranteed Delivery (printed on green paper) or a manually executed facsimile hereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery, is received by the Depositary at its Toronto office, as set out herein, at or prior to the Expiry Time; and

(c)                                  the certificate(s) representing deposited Common Shares, in proper form for transfer, together with the Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange (the “TSX”) after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto office of the Depositary.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of: (i) such certificates representing the Common Shares; and (ii) the Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the Common Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take-up and payment for the Common Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery is, to the extent permitted by all Laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

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TO:	NEWMONT MINING B.C. LIMITED

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

By Mail: P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2
Attention: Corporate Actions	By Facsimile Transmission:
905.771.4082
By Hand or by Courier:
100 University Avenue, 9th Floor	For Inquiries, please call:
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Toll Free (North America):
1.800.564.6253

Overseas:
1.514.982.7555

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED ABOVE AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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DESCRIPTION OF COMMON SHARES

The undersigned hereby deposits with the Depositary, upon the terms and subject to the conditions set forth in the Offer, the Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” and Instruction 2 to the Letter of Transmittal.

MIRAMAR COMMON SHARES
(Please print or type. If space is insufficient, please attach a list to this
Notice of Guarantee Delivery in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificates)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited.

CURRENCY OF PAYMENT

Shareholders will receive payment of consideration under the Offer in Canadian Dollars.

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SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

SIN/SSN	Postal Code/Zip Code

Date	Daytime Telephone Number

GUARANTEE OF DELIVERY

The undersigned, an Eligible Institution, guarantees delivery to the Depositary of the certificates representing the Common Shares deposited hereby, in proper form for transfer together with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm:	Authorized:

Address of Firm:	Name:

Title:
Telephone Number:	Date:

DO NOT SEND CERTIFICATES REPRESENTING COMMON SHARES WITH THIS FORM. SUCH CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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Any questions or requests for assistance may be directed to the the Depositary, the Information Agent or the Dealer Managers. Requests for additional copies of the Offer and Circular, the Letter of Transmittal and this Notice of Guaranteed Delivery may be directed to the Depositary or the Dealer Managers at their respective offices. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

Toronto by Mail
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario  M5C 3H2
Attention: Corporate Actions

Toronto by Hand or Courier
100 University Avenue

9th Floor

Toronto, Ontario M5J 2Y1
Attention:  Corporate Actions

By Facsimile Transmission:

905.771.4082

Toll Free (North America):  1.800.564.6253

Overseas: 1.514.982.7555

E-Mail:  corporateactions@computershare.com

The Information Agent for the Offer is:

MACKENZIE PARTNERS, INC.
105 Madison Avenue
New York, New York 10016
Telephone: 800.322.2885 (English)
888.405-1217 (French)
or
(212) 929-5500 (Call Collect)
Fax: 212.929.0308
Email: miramar@mackenziepartners.com

The Dealer Managers for the Offer are:

In Canada	In the United States

GENUITY CAPITAL MARKETS Scotia Plaza, Suite 4900 40 King Street West, PO Box 1007 Toronto, Ontario M5H 3Y2 Telephone: 416.603.6000 Toll Free: 877.603.6001 Fax: 416.603.3099	GENUITY CAPITAL MARKETS USA CORP. 717 Fifth Avenue, Suite 1403 New York, New York 10022 Telephone: 212.644.0001 Fax: 212.644.1341

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PART II – INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

PART III – UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.             Undertakings

(a)           The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)           The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.             Consent to Service of Process

(a)           At the time of filing this Schedule the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV – SIGNATURES

By signing this Schedule, Newmont Mining Corporation and Newmont Mining B.C. Limited consent without the power of revocation that any administrative subpoena may be served or any administrative proceeding, civil suit or civil action where the cause of action arises out of or is related to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against either or both of them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2007

NEWMONT MINING CORPORATION

By:	/s/ Sharon E. Thomas
Name:	Sharon E. Thomas
Title:	Vice President and Secretary

NEWMONT MINING B.C. LIMITED

By:	/s/ Blake M. Rhodes
Name:	Blake M. Rhodes
Title:	Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1.1

Joint Press Release of Newmont Mining Corporation and Miramar Mining Corporation, issued October 9, 2007 (incorporated by reference to Exhibit 99.1 to Newmont Mining Corporation’s Form 8-K, filed with the Commission on October 10, 2007).

99.2.1

Support Agreement dated October 8, 2007, among Newmont, Acquisition Sub and Miramar, (incorporated by reference from Exhibit 7.3 to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).

99.3.1

Form of Lock-Up Agreement between Newmont, Acquisition Sub and each of the officers and directors listed on Annex C, each of which is dated October 8, 2007 (which Form of Lock-Up Agreement and Annex C are incorporated herein by reference from Exhibit 7.4 and Annex C, respectively, to Newmont Mining Corporation’s Schedule 13D filed with the Commission on October 9, 2007).